                       WISCONSIN ELECTRIC POWER COMPANY

                      1996 ANNUAL REPORT TO STOCKHOLDERS

                      ACCOMPANYING INFORMATION STATEMENT
                      ----------------------------------



                               TABLE OF CONTENTS
                               -----------------


      ITEM                                                           PAGE
      ----                                                           ----

      Business                                                        A-2

      Market for Common Equity and Related Stockholder Matters        A-2

      Selected Financial Data                                         A-3

      Management's Discussion and Analysis of Financial
        Condition and Results of Operations                           A-4

      Income Statement                                                A-32

      Balance Sheet                                                   A-33

      Statement of Cash Flows                                         A-35

      Capitalization Statement                                        A-36

      Common Stock Equity Statement                                   A-37

      Notes to Financial Statements                                   A-38

      Directors                                                       A-55

      Executive Officers                                              A-55

                                   BUSINESS

Wisconsin Electric Power Company ("WE" or "Wisconsin Electric") is an electric, gas and steam utility incorporated in the State of Wisconsin in 1896. Effective January 1, 1996, Wisconsin Energy Corporation ("WEC"), WE's parent company, merged its wholly owned natural gas utility subsidiary, Wisconsin Natural Gas Company ("WN"), into WE to form a single combined utility subsidiary. Where applicable, references to WE include WN prior to the merger. WE's operations are conducted in the following three business segments.

Electric Operations: The WE electric operations generates, transmits, distributes and sells electric energy in a territory of approximately 12,000 square miles with a population estimated at 2,300,000 in southeastern (including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan.

Gas Operations: The WE gas operations purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in three distinct service areas of about 2,800 square miles in Wisconsin: west and south of the City of Milwaukee, the Appleton area and the Prairie du Chien area. The gas service territory, which has an estimated population of over 1,100,000, is largely within WE's electric service area.

Steam Operations: The WE steam operations distributes and sells steam supplied by its Valley and Milwaukee County Power Plants to space heating and processing customers in the metropolitan Milwaukee area.

For additional financial information about business segments, see "Note L - Information by Segments of Business" in the NOTES TO FINANCIAL STATEMENTS.


                         MARKET FOR COMMON EQUITY AND
                          RELATED STOCKHOLDER MATTERS

Cash dividends declared on Wisconsin Electric Power Company's Common Stock during the two most recent fiscal years are set forth below. Dividends were paid to WE's sole common stockholder, WEC.

==============================================================================
          Quarter                         Total Dividend *
          -------               ---------------------------------
                                    1996                  1995
                                    ----                  ----
          First                 $40,455,444           $38,208,667
          Second                 42,478,000            40,455,444
          Third                  42,478,000            40,455,444
          Fourth                 42,478,000            40,455,444
==============================================================================

* Includes dividends paid by Wisconsin Natural Gas Company in 1995.

                      WISCONSIN ELECTRIC POWER COMPANY **
                            SELECTED FINANCIAL DATA

                                                       (Thousands of Dollars)
Financial                               1996        1995        1994        1993        1992
----------------------               ----------  ----------  ----------  ----------  ----------
Year Ended December 31
Earnings available
 for common stockholder              $  210,112  $  239,465  $  180,403* $  187,703  $  170,034

Operating revenues
 Electric                            $1,393,270  $1,437,480  $1,403,562  $1,347,844  $1,298,723
 Gas                                    364,875     318,262     324,349     331,301     283,699
 Steam                                   15,675      14,742      14,281      14,090      13,093
                                     ----------  ----------  ----------  ----------  ----------
Total operating revenues             $1,773,820  $1,770,484  $1,742,192  $1,693,235  $1,595,515
                                     ==========  ==========  ==========  ==========  ==========
At December 31
Total assets                         $4,507,160  $4,318,924  $4,202,193  $4,078,973  $3,623,838
Long-term debt and preferred
 stock - redemption required         $1,371,446  $1,325,169  $1,257,776  $1,274,476  $1,280,012
-----------------------------------------------------------------------------------------------
Sales and Customers                     1996        1995        1994        1993        1992
-------------------                  ----------  ----------  ----------  ----------  ----------
 Electric
  Megawatt-hours sold                27,560,428  27,283,869  26,911,363  25,685,436  24,747,581
  Customers (End of year)               968,735     955,616     944,855     932,285     919,466

 Gas
  Therms delivered (Thousands)          936,894     886,729     811,219     809,348     772,036
  Customers (End of year)               367,275     357,030     347,080     336,571     327,247

 Steam
  Pounds sold (Millions)                  2,705       2,532       2,395       2,376       2,284
  Customers (End of year)                   465         473         471         459         472
===============================================================================================
                                       QUARTERLY FINANCIAL DATA
                                                             (Thousands of Dollars)
                                                        March                     June
Three Months Ended                                 1996        1995          1996        1995
------------------                              ---------   ---------     ---------   ---------
Total operating revenues                        $ 495,457   $ 471,122     $ 401,686   $ 405,093
Operating income                                   85,145      84,572        68,382      72,848
Earnings available
 for common stockholder                            61,703      62,121        44,906      51,249
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                      September                  December
Three Months Ended                                 1996        1995          1996        1995
------------------                              ---------   ---------     ---------   ---------
Total operating revenues                        $ 398,801   $ 426,413     $ 477,876   $ 467,856
Operating income                                   76,693      80,704        75,624      90,897
Earnings available
 for common stockholder                            52,392      58,679        51,111      67,416
===============================================================================================

Quarterly results of operations are not directly comparable because of seasonal and other factors.
See MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Earnings and dividends per share are not provided as all of Wisconsin Electric Power Company's
("WE") common stock is held by Wisconsin Energy Corporation.

 * Includes nonrecurring $73.9 million charge in 1994 ($45 million net of tax) related to WE's
   Revitalization program.

** Where applicable, prior year financial and statistical information has been restated to include Wisconsin Natural Gas Company at historical values.






          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Wisconsin Energy Corporation ("WEC" or the "Company") is a holding company whose principal subsidiary is Wisconsin Electric Power Company ("WE"), an electric, gas and steam utility. As of December 31, 1996, approximately 94% of WEC's consolidated total assets were attributable to WE. The following discussion and analysis of financial condition and results of operations includes both WEC and WE unless otherwise stated.

Wisconsin Electric Revitalization

To better position the Company in a changing energy marketplace, WE implemented a revitalization program ("Revitalization") in 1994 to increase efficiencies and improve customer service by reengineering and restructuring the organization. The new structure consolidated many business functions and simplified work processes. See "Note K - Benefits Other Than Pensions" in the NOTES TO FINANCIAL STATEMENTS for additional information.

Mergers

Wisconsin Natural Gas Company: On January 1, 1996, WEC merged its natural gas utility subsidiary, Wisconsin Natural Gas Company ("WN"), into its electric and steam utility subsidiary, WE, to form a single combined utility subsidiary. The merger, which was part of Revitalization, is expected to improve customer service and reduce operating costs. The accounting treatment for this merger was similar to that which would result from a pooling of interests. Where applicable, references to WE include WN's gas operations prior to the merger.

Northern States Power Company: As previously reported, WEC has entered into an agreement with Northern States Power Company, a Minnesota corporation ("NSP"), which provides for a strategic business combination involving the two companies in a "merger-of-equals" transaction. The future operations and financial position of the Company will be significantly affected by the proposed merger. Consummation of the proposed merger is subject to a number of conditions, including obtaining all required regulatory approvals. Additional information concerning such agreement and proposed transaction may be found below under "FACTORS AFFECTING RESULTS OF OPERATIONS - Merger Agreement with Northern States Power Company", in MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS - and in "Note B - Mergers" - "DIVIDEND POLICY OF PRIMERGY" in the NOTES TO FINANCIAL STATEMENTS (including unaudited pro forma financial information).

Cautionary Factors

When used in this document, "anticipate", "believe", "estimate", "expect", "objective", "project" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from those that are described, including the items described below under "FACTORS AFFECTING RESULTS OF OPERATIONS" and below under "CAUTIONARY FACTORS".

RESULTS OF OPERATIONS

The following discussion and analysis of the RESULTS OF OPERATIONS does not consider the impact of the proposed merger with NSP. See "FACTORS AFFECTING RESULTS OF OPERATIONS - Merger Agreement with Northern States Power Company" for information concerning the proposed merger. See "Note L - Information By Segments of Business" in the NOTES TO FINANCIAL STATEMENTS for additional information related to WEC's and WE's RESULTS OF OPERATIONS.

Earnings

1996 Compared to 1995: During 1996, WEC's consolidated net income and earnings per share of common stock were $218.1 million and $1.97 per share compared to $234.0 million and $2.13 per share during 1995. WE's Net Income decreased to $210.1 million in 1996 from approximately $239.5 million in 1995. As described below, WEC's and WE's earnings decreased primarily because 1996 retail electric and gas rate decreases more than offset the favorable impact of increases in electric sales and gas deliveries and decreases in certain Operating Expenses.

1995 Compared to 1994: Earnings per share of WEC's common stock in 1995 were $2.13 compared with $1.67 per share in 1994, an increase of 27.5%. WEC's Net Income increased by approximately $53.2 million and WE's Net Income increased $58.9 million in 1995 compared to 1994. WEC's and WE's earnings during 1994 reflect a nonrecurring charge of approximately $73.9 million ($45 million net of tax, or 42 cents per share) associated with WE's Revitalization program.

The 1994 nonrecurring charge primarily included the costs of early retirement and severance packages which were elements of Revitalization. The Company has recovered the 1994 nonrecurring charge in avoided labor costs that would have been charged to Other Operations and Maintenance expense during 1994 and 1995.

Excluding the Revitalization charge, WEC's 1995 earnings and earnings per share of common stock were 3.6% and 1.9% greater than 1994 earnings and earnings per share, respectively. WE's 1995 earnings were 6.2% greater than 1994 earnings excluding the Revitalization charge. The increase in WEC's and WE's 1995 earnings primarily reflects higher electric sales and gas deliveries and a decrease in Other Operation and Maintenance expenses.

Electric Revenues, Gross Margins and Sales

The table below summarizes Electric Operating Revenues, gross margins, megawatt-hour sales and average electric customers for each of the three years ended December 31, 1996.

  =========================================================================================================
                                                                    % Change                      % Change
                                                                      1995                          1994
  Electric Operations                   1996             1995        to 1996           1994        to 1995
  ------------------------------     ----------       ----------    ---------       ----------    ---------
  Electric Gross Margin ($000's)
    Operating Revenues
      Residential                    $  494,142       $  507,416      (2.6%)        $  484,627       4.7%
      Small Commercial/Industrial       421,511          423,039      (0.4%)           406,043       4.2%
      Large Commercial/Industrial       383,047          401,794      (4.7%)           398,179       0.9%
      Other-Retail/Municipal             56,318           69,318     (18.8%)            69,258       0.1%
      Resale-Utilities                   26,372           24,811       6.3%             31,295     (20.7%)
      Other Operating Revenues           11,880           11,102       7.0%             14,160     (21.6%)
                                     ----------       ----------                    ----------
    Total Operating Revenues          1,393,270        1,437,480      (3.1%)         1,403,562       2.4%
    Fuel & Purchased Power              331,867          345,387      (3.9%)           328,485       5.2%
                                     ----------       ----------                    ----------
  Gross Margin                       $1,061,403       $1,092,093      (2.8%)        $1,075,077       1.6%
                                     ==========       ==========                    ==========
  Sales (Megawatt-hours)
    Residential                       6,998,769        7,042,691      (0.6%)         6,670,081       5.6%
    Small Commercial/Industrial       7,204,694        7,047,277       2.2%          6,699,073       5.2%
    Large Commercial/Industrial      10,785,505       10,639,782       1.4%         10,471,869       1.6%
    Other-Retail/Municipal            1,476,999        1,550,937      (4.8%)         1,603,741      (3.3%)
    Resale-Utilities                  1,094,461        1,003,182       9.1%          1,466,599     (31.6%)
                                     ----------       ----------                    ----------
  Total Electric Sales               27,560,428       27,283,869       1.0%         26,911,363       1.4%
                                     ==========       ==========                    ==========
  Average Customers
    Residential                         867,917          857,924       1.2%            846,745       1.3%
    Small Commercial/Industrial          91,565           90,386       1.3%             88,765       1.8%
    Large Commercial/Industrial             706              679       4.0%                674       0.7%
    Other-Retail/Municipal                1,812            1,809       0.2%              1,802       0.4%
    Resale-Utilities                         20               12      66.7%                  9      33.3%
                                     ----------       ----------                    ----------
  Total Average Customers               962,020          950,810       1.2%            937,995       1.4%
                                     ==========       ==========                    ==========
  =========================================================================================================

1996 Compared to 1995: Primarily as a result of annualized electric retail rate decreases effective January 1, 1996 of approximately $33.4 million or 2.8% in Wisconsin and $1.1 million or 3.3% in Michigan, total Electric Operating Revenues decreased by 3.1% or $44.2 million during 1996 compared to 1995. Also contributing to the 1996 decrease in Electric Operating Revenues were the effects of renegotiated contracts with various wholesale customers and with the Empire and Tilden iron ore mines (the "Mines"), WE's two largest retail customers, as well as continued reductions in sales to Wisconsin Public Power Inc. SYSTEM ("WPPI") and Upper Peninsula Power Company ("UPPCo"), WE's largest municipal and utility customer, respectively. The renegotiated wholesale and mine contracts contain discounts from previous rates charged to these customers in exchange for contract extensions. A 1.0% 1996 increase in total electric kilowatt-hour sales was not sufficient to offset the impact on Electric Operating Revenues of the rate decreases, the renegotiated contracts and the reduced sales to WPPI and UPPCo.

Between the comparative periods, the gross margin on Electric Operating Revenues (Electric Operating Revenues less Fuel and Purchased Power expenses) decreased 2.8% or by approximately $30.7 million. The lower 1996 Electric Operating Revenues more than offset the lower net 1996 Fuel and Purchased Power expenses. Fuel expenses declined 2.6% in 1996 primarily due to lower average coal costs per ton consumed. Between the comparative periods, Purchased Power expense decreased 13.4% as WE substituted lower cost generation for power purchases.

Residential sales declined 0.6%, but Small Commercial/Industrial sales increased 2.2% during 1996 compared to 1995. A decrease in the average electric usage per Residential customer as a result of cooler weather during the summer of 1996 compared to the summer of 1995 was partially offset by the effect of a 1.2% increase in the average number of Residential customers during 1996. Average usage per Small Commercial/Industrial customer in 1996 was flat compared to 1995. However, a 1996 increase in the average number of Small Commercial/Industrial customers caused the increase in electric sales to this customer class.

Electric energy sales to the Mines increased by 3.2% to approximately 2,369,000 megawatt-hours in 1996 compared to 2,296,000 megawatt-hours in 1995. Excluding the Mines, sales to Large Commercial/Industrial customers increased 0.9% between the comparative periods.

The 4.8% decrease in 1996 sales to the Other-Retail/Municipal customer class compared to 1995 is largely due to the reduction in sales to WPPI noted above. WPPI has been reducing its purchases from WE subsequent to acquiring generating capacity and expanding use of its existing generating facilities.

Sales of electric energy to other utilities (the Resale-Utilities customer class), representing 4.0% of total 1996 electric energy sales, increased 9.1% from 1995 to 1996. This increase is attributed in part to increased availability during 1996 of WE's lowest cost generating units compared to 1995 and to greater native load demand as a result of the hot weather during the summer of 1995, allowing for higher opportunity sales by WE to other utilities in 1996. During 1996, a continued reduction in purchases of electricity by UPPCo somewhat offset the increase in resale sales to other utilities during 1996. WE expects UPPCo to significantly reduce its purchases of electric energy from WE when a 65 megawatt ("MW") agreement with WE expires at the end of 1997.

1995 Compared to 1994: Despite an annualized $16.2 million or 1.3% Wisconsin retail electric fuel adjustment rate decrease that became effective on August 4, 1994, total Electric Operating Revenues increased by 2.4% or by $33.9 million from 1994 to 1995 due to increased 1995 electric sales.

The gross margin on Electric Operating Revenues increased by 1.6% or $17.0 million in 1995 compared to 1994. The gross margin grew because the increased electric sales were primarily to Residential and Small Commercial/Industrial customers who contribute higher margins to earnings than other customer classes. During 1995, Fuel expense increased 6.2% or by approximately $17.7 million in 1995 compared to 1994 as a result of higher electric sales. Purchased Power expense declined 1.9% or by approximately $0.8 million in 1995 compared to 1994 as a result of decreased marginal generating costs in 1995 at three of WE's fossil plants and the newly installed peaking capacity at Paris Generating Station ("Paris"). Lower generating costs at the fossil plants were due to decreased per unit fuel costs and the benefits of Revitalization, allowing WE to substitute lower cost generation for power purchases. The addition of Paris, a natural gas fired peaking unit, in 1995 allowed WE to eliminate firm power purchase contracts that included fixed demand charges. Unscheduled or longer than expected outages in 1995 at two of WE's most efficient power plants, however, offset most of the decrease in Purchased Power expense as WE purchased nonfirm replacement power on the spot market.

Total electric sales increased by 1.4% in 1995 compared to 1994. Electric sales were positively impacted by substantially warmer summer weather conditions during 1995, resulting in increased use of electricity for air conditioning and other cooling purposes. As measured by cooling degree days, the 1995 cooling season (June through August) was 27.7% warmer than the same period in 1994. During the summer of 1995, WE experienced eight days of electric peak demands greater than the previous record which had been set in June 1994. The increase in electric sales also reflects colder winter weather during the fourth quarter of 1995 and a moderate increase in economic activity in WE's service area.

The warmer 1995 summer weather increased sales primarily to Residential and Small Commercial/Industrial customers. These customers are more sensitive to weather variations than other customer classes. The average number of customers in the Residential and Small Commercial/Industrial customer classes increased by 1.3% and 1.8%, respectively, from 1994 to 1995.

Electric energy sales to the Mines decreased by 0.5% to 2,296,000 megawatt-hours in 1995 compared to 2,308,000 megawatt-hours in 1994. Excluding the Mines, sales to Large Commercial/Industrial customers increased 2.2%.

The 3.3% reduction in sales to the Other-Retail/Municipal customer class in 1995 compared to 1994 is largely the result of reductions in sales to WPPI discussed above. WPPI's sales reductions during 1995 did not have a significant effect on earnings.

Sale of electric energy to the Resale-Utilities customer class declined 31.6% in 1995 compared to 1994. This decline can in part be attributed to unplanned or longer than expected outages at two of WE's least cost generating facilities during 1995 and to increased retail customer load as a result of the warmer summer of 1995 weather, both of which reduced the opportunity to sell electric energy to other utilities. Also, as noted above, UPPCo reduced the amount of energy that it purchased from WE in 1995. The 1995 sales reductions by UPPCo did not have a significant effect on 1995 earnings.

Gas Revenues, Gross Margins and Therm Deliveries

The table below summarizes Gas Operating Revenues, gross margins, therm deliveries and average gas customers for each of the three years ended December 31, 1996.

  =========================================================================================================
                                                                    % Change                      % Change
                                                                      1995                          1994
  Gas Operations                        1996             1995        to 1996           1994        to 1995
  ------------------------------     ----------       ----------    ---------       ----------    ---------
  Gas Gross Margin ($000's)
    Operating Revenues
      Residential                    $  218,811       $  194,226      12.7%         $  200,824      (3.3%)
      Commercial/Industrial             108,100           94,482      14.4%            102,496      (7.8%)
      Interruptible                      11,531            7,712      49.5%             12,605     (38.8%)
      Transported Customer Owned Gas     11,006           12,161      (9.5%)            11,453       6.2%
      Other - Interdepartmental           3,775            5,834     (35.3%)             2,907     100.7%
      Other Operating Revenues           11,652            3,847     202.9%             (5,936)   (164.8%)
                                     ----------       ----------                    ----------
    Total Operating Revenues            364,875          318,262      14.6%            324,349      (1.9%)
    Cost of Gas Sold                    234,254          188,764      24.1%            199,511      (5.4%)
                                     ----------       ----------                    ----------
  Gross Margin                       $  130,621       $  129,498       0.9%         $  124,838       3.7%
                                     ==========       ==========                    ==========
  Therms Delivered (000's)
    Residential                         371,990          345,140       7.8%            323,913       6.6%
    Commercial/Industrial               225,169          207,358       8.6%            199,206       4.1%
    Interruptible                        35,869           29,397      22.0%             36,916     (20.4%)
    Transported Customer Owned Gas      268,163          261,361       2.6%            235,850      10.8%
    Other - Interdepartmental            35,703           43,473     (17.9%)            15,334     183.5%
                                     ----------       ----------                    ----------
  Total Gas Delivered                   936,894          886,729       5.7%            811,219       9.3%
                                     ==========       ==========                    ==========
  Average Customers
    Residential                         330,153          321,643       2.7%            311,288       3.3%
    Commercial/Industrial                29,930           29,228       2.4%             28,439       2.8%
    Interruptible                           196              203      (3.5%)               198       2.5%
    Transportation                          230              209      10.1%                202       3.5%
    Other - Interdepartmental                 8                8       0.0%                  7      14.3%
                                     ----------       ----------                    ----------
  Total Average Customers               360,517          351,291       2.6%            340,134       3.3%
                                     ==========       ==========                    ==========
  =========================================================================================================

1996 Compared to 1995: Despite an annualized $8.3 million or 2.6% Wisconsin retail gas rate decrease effective January 1, 1996, total Gas Operating Revenues increased 14.6% or by $46.6 million and the gross margin on Gas Operating Revenues (Gas Operating Revenues less Cost of Gas Sold) increased 0.9% or by $1.1 million during 1996 compared to 1995. A 5.7% increase in total therm deliveries during 1996 more than offset the impact of the rate decrease on Gas Operating Revenues and on gross margin.

Gross margin was higher in 1996 because the increased therm deliveries were primarily to Residential and Commercial customers, who contribute higher margins to earnings than other customer classes. The change in Cost of Gas Sold increased 24.1% or by approximately $45.5 million in 1996 compared to 1995 due to a higher 1996 per unit cost of purchased gas and to a higher volume of gas purchases in 1996. WE arranges for its own gas supply contracts with terms of various lengths. Changes in the cost of natural gas purchased at market prices are included in customer rates through the purchased gas adjustment mechanism and do not affect gross margin.

Total natural gas therm deliveries increased 5.7% or by 50,165,000 therms in 1996 compared to 1995. Of this increase in therm deliveries, Residential and Commercial/Industrial sales increased by 26,850,000 therms and 17,811,000 therms, respectively, in 1996. These increases are attributed in part to colder weather and in part to increased customers in these two customer classes during 1996 compared to 1995. As measured by heating degree days, 1996 was 9.3% colder than 1995 and 6.0% colder than normal. During 1996, the average number of Residential and Commercial/Industrial customers increased by 2.7% and 2.4%, respectively, compared to 1995.

Other-Interdepartmental therm deliveries decreased 17.9% or by 7,770,000 therms during 1996 compared to 1995. These therm deliveries to WE electric generating facilities, primarily the natural gas fired peaking units at the Paris and Concord Generating Stations ("Concord"), are at rates approved by the Public Service Commission of Wisconsin ("PSCW"). Therm deliveries to these customers decreased in 1996 as a result of the cooler 1996 summer weather discussed above in "Electric Revenues, Gross Margins and Sales".

1995 Compared to 1994: Despite an increase in 1995 total gas deliveries, total Gas Operating Revenues decreased 1.9% or by approximately $6.1 million in 1995 compared to 1994 as a result of a reduction in the cost of gas, which is recovered in Gas Operating Revenues through the purchased gas adjustment clause. The gross margin on Gas Operating Revenues (Gas Operating Revenues less Cost of Gas Sold) increased 3.7% or by approximately $4.7 million in 1995 compared to 1994. The gross margin was higher because of increased therm sales to Residential and Commercial customers who contribute higher margins to earnings than other customer classes. A decrease in the average per unit cost of purchased gas during 1995 more than offset the effect of the increase in therm deliveries such that Cost of Gas Sold decreased 5.4% or by $10.7 million compared to 1994.

Total natural gas therms delivered increased 9.3% or by 75,510,000 therms between the comparative periods. Colder weather during the fourth quarter of 1995 compared to the fourth quarter of 1994 contributed to net increased deliveries for 1995. As measured by heating degree days, the fourth quarter of 1995 was 43.1% colder than the same period in 1994. The colder weather in the fourth quarter of 1995 especially increased sales to Residential and Commercial customers. These customers are more sensitive to weather variations as a result of heating requirements than other customer classes. Also, the average number of Residential and Commercial/Industrial customers increased by 3.3% and 2.8%, respectively, in 1995 compared to 1994.

During 1995, Other-Interdepartmental therm deliveries increased 183.5% or by 28,139,000 therms compared to 1994. WE attributes this increase to increased electric generation peaking requirements of Concord and Paris, especially given the warmer weather conditions during the summer of 1995 noted above. All of the gas fired generating units at Concord and Paris were in operation by the end of the second quarter of 1995 while only the generating units at Concord were in operation by the end of the second quarter of 1994.

Operating Expenses

1996 Compared to 1995: Other Operation Expenses decreased 0.9% or by $3.7 million during 1996 compared to 1995, primarily due to lower capitalized conservation, property insurance and pension and benefit expenses, partially offset by increased uncollectible expenses. Maintenance expense decreased 8.3% or by approximately $9.4 million in 1996 compared to 1995, primarily as a result of a decrease in costs associated with maintenance of WE's fossil power plants. WE attributes the decrease in maintenance to an extended outage at WE's Pleasant Prairie Power Plant in 1995 as well as to continued efforts to reduce operating and maintenance costs. Depreciation expense increased 10.3% or by $18.9 million between the same comparative periods primarily due to increased nuclear decommissioning expenses and to a lesser extent to higher depreciable plant balances in 1996.

During 1996, Operating Taxes Other Than Income Taxes increased 4.1% or by $3.1 million compared to 1995 due to tax adjustments related to prior periods. Total operating income taxes decreased 10.2% or by $14.4 million in 1996 compared to 1995 as a result of lower taxable income.

1995 Compared to 1994: Excluding Depreciation expense, operating income taxes and the nonrecurring 1994 Revitalization charge, total Operating Expenses decreased 0.9% in 1995 compared to 1994, reflecting a reduction of 3.1% or approximately $16 million in Other Operation and Maintenance expenses primarily attributable to payroll-related savings and efficiencies gained through WE's Revitalization program. Such reductions were partially offset by higher costs related to increased generation, the availability of Paris and unscheduled or longer than expected outages at WE power plants.

In 1995 compared to 1994, total operating income taxes increased 41.4% or by $41 million due to lower taxable income in 1994 caused by the nonrecurring Revitalization charge. Deferred Income Taxes-Net increased $22 million or 88.7% primarily due to tax matters related to the timing of payments made in connection with WE's Revitalization program.

Other Items

Excluding the annual $10.9 million impact of a 1996 change in accounting for capitalized conservation expenditures at WE, Miscellaneous - Net Other Income and Deductions increased $14.9 million in 1996 compared to 1995. The change in accounting more than offset a 1996 increase in non-utility Miscellaneous-Net Other Income and Deductions of $13.4 million compared to 1995. This $13.4 million increase was primarily due to fair market valuation adjustments of non-utility investments and the gain recorded on sales of non-utility property and investments. Miscellaneous-Net Other Income and Deductions decreased $9.8 million in 1995 compared to 1994, due in part to fair market valuation adjustments of non-utility investments.

Other Interest Charges decreased by approximately $5.0 million in 1996 compared to 1995 due to decreased average outstanding short-term debt balances during 1996, primarily at WE. Other Interest Charges increased by $4.8 million in 1995 compared to 1994 as a result of increased average short-term debt balances, primarily at WE, in 1995 compared to 1994.


FACTORS AFFECTING RESULTS OF OPERATIONS

Merger Agreement with Northern States Power Company

On April 28, 1995, Wisconsin Energy Corporation ("WEC") and Northern States Power Company, a Minnesota corporation ("NSP"), entered into an Agreement and Plan of Merger, which was amended and restated as of July 26, 1995 ("Merger Agreement"). The Merger Agreement provides for a strategic business combination involving WEC and NSP in a "merger-of-equals" transaction ("Transaction"). As a result, WEC will become a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), and will change its name to Primergy Corporation ("Primergy"). Primergy will be the parent company of WEC's utility subsidiary, Wisconsin Electric Power Company ("WE", which will be renamed Wisconsin Energy Company), of NSP (which, for regulatory reasons, will reincorporate in Wisconsin ("New NSP")), and of the other subsidiaries of WEC and NSP.

The Transaction is intended to be tax-free for income tax purposes and to be accounted for as a "pooling of interests". On September 13, 1995, the stockholders of WEC and NSP voted to approve the proposed Transaction. Under the provisions of the Merger Agreement, each outstanding share of NSP common stock will be converted into 1.626 shares of Primergy common stock and each outstanding share of WEC common stock will remain outstanding as a share of Primergy common stock.

The Merger Agreement is subject to various conditions, including approval of various regulatory agencies. The goal of WEC and NSP was to complete the Transaction by January 1, 1997. However, as discussed below, all necessary regulatory approvals were not obtained by the end of 1996 and, as a result, the Transaction was not completed in 1996. WEC and NSP continue to pursue regulatory approvals, without unacceptable conditions, to facilitate completion of the Transaction as soon as possible in 1997.

Upon consummation of the Transaction, cost savings are estimated to be approximately $2 billion over a 10-year period, net of transaction costs (including fees for financial advisors, attorneys, accountants, consultants, filings and printing) and net of costs to achieve the savings of approximately $30 million and $122 million, respectively. The allocation between WEC and NSP and their customers of the estimated cost savings resulting from the Transaction, net of costs incurred to achieve such estimated cost savings, is subject to regulatory review and approval.

WEC and NSP have proposed that, upon consummation of the Transaction, retail electric rates be reduced by approximately 1.5% and frozen at that level for four years in the jurisdictions in which they operate. WEC and NSP have also proposed a four year freeze in their wholesale electric rates. In December 1995, WEC and NSP entered into a settlement agreement with certain Wisconsin municipal intervenors that ended the latters' participation in the Federal Energy Regulatory Commission ("FERC") and state merger proceedings. The settlement agreement, which provides for certain rate reductions on power sales and transmission services, was approved by the FERC in June 1996. For retail gas customers, WE and NSP-WI have proposed that Wisconsin Energy Company implement a $4.2 million reduction in retail gas rates on an annualized basis and a four year rate freeze for customers in Wisconsin and Michigan. NSP has proposed a two year gas retail rate freeze in its Minnesota jurisdiction and a modest gas retail rate reduction and four year gas retail rate freeze in its North Dakota jurisdiction.

Regulatory authorities may also require the restructuring of electric transmission system operations or administration. As noted below, WEC and NSP have proposed an Independent System Operator ("ISO") of their electric transmission systems in testimony filed with the FERC and the Public Service Commission of Wisconsin ("PSCW") during merger application hearings. WEC and NSP currently cannot predict what, if any, restructuring of the transmission system will be required. In addition, Wisconsin State law limits the total assets of non-utility affiliates of Primergy, which could affect the amount of non-regulated operations.

Securities and Exchange Commission: In April 1996, WEC and NSP submitted the initial filing with the Securities and Exchange Commission ("SEC") to facilitate registration of Primergy under the PUHCA. Although WEC and NSP are working to avoid divestitures, the SEC could require, as a condition of its approval of the Transaction, that Primergy divest of certain of its gas utility and/or non-regulated operations within a reasonable time after the Transaction is consummated. In a few cases, the SEC has allowed the retention of such properties or deferred the question of divestiture for a substantial period of time. In those cases in which divestiture has taken place, the SEC has usually allowed enough time to complete the divestiture so as to allow the applicant to avoid a "fire sale" of the divested assets. WEC and NSP believe that strong policy reasons and prior SEC decisions exist which support their retaining their existing gas utility properties and non-utility ventures, or, alternatively, which support deferring the question of divestiture for a substantial period of time. Accordingly, WEC and NSP requested in their April 1996 merger application with the SEC that WEC and NSP be allowed to retain WEC's and NSP's existing gas utility properties and non-utility ventures.

Federal Energy Regulatory Commission: The FERC held hearings on the merger application in June 1996. Subject to WEC and NSP meeting eight conditions, the administrative law judge ("ALJ") in the merger proceeding issued an initial decision in August 1996 recommending approval of the Transaction. The ALJ's initial decision included recommendations for a working ISO and specifically rejected the need for divestiture of any generation or transmission facilities as a requirement for ensuring open and equal access to the transmission system. In October 1996, WEC and NSP filed with the FERC a Unilateral Settlement Offer of the Primergy Merger Applicants ("Settlement Offer") setting forth a proposed ISO for Primergy. The Settlement Offer contains all of the elements appropriate to an ISO and addresses all issues and concerns related to transmission "market power".

In mid-December 1996, the FERC revised and streamlined its 30-year-old policy for evaluating public utility mergers, with the changes designed to expedite the processing of merger applications. The new policy primarily focuses on three factors in reviewing mergers: the effect on competition, rates, and state and federal regulation. For pending mergers, such as that between WEC and NSP, the policy will be applied on a case-by-case basis. WEC and NSP believe the proposed Transaction is consistent with the FERC's revised merger policy and are hopeful that the FERC will simultaneously rule on the Settlement Offer and the pending merger application in the first quarter of 1997.

Public Service Commission of Wisconsin: In October 1996, the PSCW commenced hearings on the merger application, which were completed in November 1996.
In late December 1996, two Wisconsin legislators asked the PSCW to delay decisions on all pending utility mergers until the Wisconsin Legislature had an opportunity to consider a bill revising the state's utility merger law, which the two legislators indicated they would introduce. In early January 1997, the PSCW voted unanimously not to delay its decision. However, later in January 1997, a Dane County Circuit Court judge ordered the PSCW to delay its decision on the application, pending the results of an investigation regarding alleged prohibited conversations between one of the commissioners and WEC officials. The judge further ordered the PSCW to investigate the allegations.

While WEC cannot predict specifically when the PSCW will resolve the allegations and proceed with deliberations concerning the merger application, the Company is hopeful that such investigation might be completed by early in the second quarter of 1997.

Minnesota Public Utilities Commission: In June 1996, the Minnesota Public Utilities Commission ("MPUC") issued an order which established the procedural framework for the MPUC's consideration of the merger. The issues of merger-related savings, electric rate freeze characteristics, NSP's pre-merger revenue requirements, Primergy's ability to control the transmission interface between the Mid-Continent Area Power Pool and the Wisconsin and upper Michigan area, and the impact of control of this interface on Minnesota utilities were set for contested case hearings.

The MPUC completed evidentiary hearings on the merger application in December 1996. In January and February 1997, ALJs in the merger application proceedings issued their findings and recommendations about the Minnesota merger application. Among other items, they found that the projected merger-related cost savings were reasonable, recommended a four-year rate freeze, with very limited exceptions for rate changes and concluded that the merger would not provide Primergy with the ability or incentive to negatively impact competition. The MPUC will consider the ALJs' recommendations along with other information when they deliberate and decide the case. In late March 1997, the MPUC indicated that in April 1997 it would decide whether to adopt procedures in connection with its decision on the Transaction that include additional public hearings as well as additional written comments. If additional hearings or written comments are necessary, final deliberations in this matter would be scheduled for late June or early July 1997.

Michigan Public Service Commission: In April 1996, the Michigan Public Service Commission ("MPSC") approved the merger application through a settlement agreement containing terms consistent with the merger application.

North Dakota Public Service Commission: In June 1996, the North Dakota Public Service Commission approved the merger application.

Other Federal Agencies: In the fall of 1995, WEC and NSP filed applications with the United States Nuclear Regulatory Commission ("NRC") for license amendments related to the Merger Agreement. The matter is pending. In 1995, WEC and NSP received a ruling from the United States Internal Revenue Service indicating that the proposed successive merger transactions included in the Merger Agreement would not prevent treatment of the Transaction as a tax-free reorganization under applicable tax law if each transaction independently so qualified. In December 1996, WEC and NSP filed required notifications with the Federal Trade Commission and the United States Department of Justice ("DOJ") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In January 1997, the DOJ served a second request for information and documents. WEC and NSP anticipate responding to the second request in March 1997.

Merger Conditions: Under the Merger Agreement, completion of the Transaction is subject to several conditions, including but not limited to the prior receipt of all necessary regulatory approvals without the imposition of materially adverse terms. In addition, both WEC and NSP have the right to terminate the Merger Agreement if the Transaction has not been completed by April 30, 1997, except where on such date all necessary statutory approvals and third party consents have not been obtained but all other conditions to closing have been fulfilled or are capable of being fulfilled. Then the termination date shall be extended to October 31, 1997. WEC continues to work with NSP to complete the Transaction and believes that fulfillment of the various conditions to the Transaction within the time frame of the Merger Agreement is achievable.

Additional information with respect to the Merger Agreement and the proposed Transaction, including pro forma combined condensed financial information, may be found in "Note B - Mergers" in the NOTES TO FINANCIAL STATEMENTS.

Nuclear Matters

Point Beach Nuclear Plant: WE operates two 500 megawatt electric generating units at Point Beach Nuclear Plant ("Point Beach"). During 1996, Point Beach accounted for 25.4% of WE's net electric generation. The current operating licenses for the two units at Point Beach expire in 2010 and 2013 for Units 1 and 2, respectively.

As a result of degradation of tubes within the Unit 2 steam generators at Point Beach, WE completed replacement of the steam generators in January 1997. The unit had been operating at 90% of its capacity during the operating cycle prior to the Unit 2 fall refueling and steam generator replacement outage, which began in October 1996. Subject to approval by the NRC, WE expects to restart Unit 2 during the second quarter of 1997. Unit 1 was taken out of service in February 1997 due to equipment problems. These problems and other emergent issues associated with this Unit 1 outage were resolved and Unit 1 was scheduled to return to service in March 1997. Unit 1 had been scheduled to be taken out of service again in early May 1997 to begin an extended refueling outage. In March 1997, WE reevaluated its generating unit outage schedule scenarios to optimize the availability of supply resources and has decided to return Unit 1 to service in early summer 1997, with the refueling outage currently scheduled to occur from September through October 1997. This decision allows Point Beach staff to focus their attention on the work necessary to bring Unit 2 back into service and, secondarily, to allow Unit 1 to be in service during the 1997 summer peak demand months. See "FACTORS AFFECTING RESULTS OF OPERATIONS - Rates and Regulatory Information" below for information about a related emergency fuel rate increase request filed with the PSCW in the first quarter of 1997.

WE anticipates additional power purchases during 1997, in part due to the extended outages of Point Beach Units 1 and 2. The cost of these additional power purchases are included in the emergency fuel rate increase request filed with the PSCW as noted above.

WE completed construction of an Independent Spent Fuel Storage Installation ("ISFSI") in 1995 for dry storage of spent fuel from Point Beach. The ISFSI was necessary because the spent fuel pool inside the plant is nearly full.
Two storage casks have been loaded with spent fuel and transferred to the ISFSI. As a result of a hydrogen gas ignition during loading of a third cask in May 1996, cask loading has been halted until actions are implemented to prevent recurrence of such an event and until the NRC has reviewed and accepted these actions. WE hopes to resume loading of the casks in the summer of 1997.

In December 1996, WE paid the NRC $325,000 in civil penalties for performance deficiencies and violations of NRC requirements in various plant activities. In January 1997, the NRC informed WE of additional potential violations observed during a special inspection that could result in further civil penalties. Also, the NRC sent a letter on January 27, 1997 notifying WE of a declining trend in performance at Point Beach based upon these inspections and other ongoing regulatory interactions. The NRC issues trend letters to provide early notification of declining performance and to allow a utility, under the watchfulness of the NRC, to take early corrective actions. The NRC acknowledged in the letter that WE has made improvements in the identification and resolution of specific problems.

See "Note F - Nuclear Operations" in the NOTES TO FINANCIAL STATEMENTS for further information related to Point Beach, the Unit 2 steam generator replacement, the ISFSI and NRC matters. See "LIQUIDITY AND CAPITAL RESOURCES - Investing Activities" below for additional information about the Unit 2 steam generator replacement project.

Spent Fuel Storage and Disposal: As noted in the preceding section, WE constructed the ISFSI because its spent fuel pool within Point Beach is nearly full. Without NRC agreement that WE may resume loading of storage casks, the pool for spent fuel will be full by 1998. With NRC agreement to resume loading spent fuel, WE will load up to a total of 12 casks, providing sufficient storage capacity for spent fuel until the year 2000. WE plans to file an application with the PSCW later in 1997 for approval to load by the year 2000 further storage casks in addition to the 12 that were previously approved.

The temporary dry storage facilities at Point Beach are being used until the United States Department of Energy ("DOE") takes ownership of and permanently removes the spent fuel under a contract mandated by the Nuclear Waste Policy Act of 1982, as amended in 1987 ("Waste Act"). In July 1996, the United States Court of Appeals for the District of Columbia circuit ruled that the DOE has an unconditional obligation under the Waste Act to begin accepting spent fuel by January 31, 1998. However, in December 1996, the DOE notified owners of commercial nuclear plants that it will not be able to meet its statutory obligation. The DOE has indicated that it does not expect a permanent spent fuel repository to be available until at least 2010. On January 31, 1997, numerous electric utilities filed a petition in the Court of Appeals for review of the DOE's failure to meet its statutory obligation and requested, among other things, authority to withhold payments to the DOE for the permanent disposal program until it begins accepting their spent fuel. While WE was not a party to the petition, the PSCW has joined other public utility commissions and states in a similar petition filed on the same day.
At this time, WE is unable to predict when the DOE will actually begin accepting spent fuel. Until such time, WE expects to continue to rely on temporary dry storage of its spent nuclear fuel. As another potential temporary storage option, WE is participating with a consortium of electric utilities to establish a private facility for interim storage of spent nuclear fuel. However, the availability of this private facility is uncertain at this time.

Industry Restructuring and Competition

The electric industry continues a trend towards restructuring and increased competition, driven by a combination of market forces, regulatory and legislative initiatives and technological changes. To date, competitive pressures have been most prominent in the wholesale power market, but are expected to continue to develop in the electric retail markets. Currently proposed federal legislation targets electric retail customer choice by the years 2000 through 2003. Present regulatory restructuring initiatives in various midwestern states target electric retail customer choice by the years 2000 through 2005. While the Company cannot predict the ultimate timing or impact of a restructured electric industry, WE has been advocating restructuring of the electric utility industry and believes that as a low-cost energy provider, it is well positioned to benefit from such changes. Among others, the following electric and gas industry restructuring initiatives are underway in regulatory jurisdictions where WE currently does business.

PSCW Electric Utility Industry Investigation: The PSCW has conducted an investigation into the electric utility industry in Wisconsin, particularly its institutional structure and regulatory regime, in order to evaluate what changes would be beneficial for Wisconsin. In December 1995, the PSCW decided the general direction of utility regulation in Wisconsin. This proposed restructuring of the industry would permit all consumers to choose their electricity provider by the year 2001 and it would establish a competitive generation business. The transmission and distribution functions would remain regulated. In a February 1996 report to the Wisconsin Legislature, the PSCW identified a 32 step workplan that it would follow for electric utility restructuring in Wisconsin. During 1996, the PSCW opened dockets on six of these steps including:

 * Required utilities to file plans to functionally segment the business into generation, transmission, distribution and customer service operations. Comments were filed on the plans and a technical conference will be held in early 1997.
 * Requested utilities and other interested parties to file comments on the adoption of affiliated interest standards to prevent unfair competition and cross-subsidization between affiliated businesses. The PSCW staff will prepare an initial proposal for comment in the spring of 1997 to be followed by hearings and rulemaking proceedings in the fourth quarter of 1997.
 * Evaluated whether a public benefits policy advisory board should be created to carry out policies to continue programs, such as conservation and low-income energy assistance which are best handled by a government agency as competition is introduced into the industry. Meetings were held throughout 1996 to discuss recommendations for action. These recommendations formed a report that will serve as the basis for public meetings in early 1997. The PSCW is expected to make decisions in April 1997 which will most likely require significant legislation.
 * Evaluated what quality of service standards and mechanisms for measuring and monitoring service quality should be established. Utilities and other interested parties were requested to comment on ways to generally improve service rules before moving to a restructured industry. A rulemaking hearing is planned for early 1997. The PSCW is expected to issue an order on service quality for legislative review after the hearings.
 * Examined the introduction of an ISO in the state of Wisconsin that effectively separates control and operation of the transmission system from the ownership of generation. At the request of the PSCW, WE, along with four other utilities (including NSP) submitted a joint proposal in May 1996 for an ISO that would have the responsibility for ensuring transmission service in the state will be conducted fairly and equitably for all parties. Three other proposals were also filed. In September 1996, the PSCW issued an order setting forth principles for an acceptable ISO ("ISO Order"). Among the principles are that the ISO would operate the transmission system, be governed by a Board of Directors not subject to control by transmission owners and be the principal transmission planner. The PSCW indicated that the preferred method of transfer of authority to the ISO is a contract with a minimum length of five years. The PSCW has indicated that it will consider the principles contained in its ISO Order as deliberations are held on the Primergy merger application. As part of the PSCW merger proceeding, WEC and NSP proposed an ISO consistent with the ISO proposal filed with the FERC in the Settlement Offer discussed above. See "FACTORS AFFECTING RESULTS OF OPERATIONS - Merger Agreement with Northern States Power Company" above for further information about the proposed merger.

MPSC Electric Utility Industry Investigation: In December 1996, the staff of the MPSC issued a proposal to restructure that state's electric utility industry. If adopted, the plan would allow all consumers to be able to choose their electric supplier by the year 2004. The proposal supports development of a lower Michigan ISO using FERC principles to ensure non-discriminatory access and continued reliability. The Michigan ISO could later be involved with a regional ISO if determined to provide substantive benefit to Michigan customers. Based upon comments received in January 1997, the MPSC has requested further input on several implementation issues and will hold additional public hearings in March and April 1997.

Midwest ISO: WE is one of twenty-five utilities who are participating in the formation of a Midwest ISO which would be responsible for ensuring nondiscriminatory open transmission service access and the planning and security of the combined bulk transmission systems of the utilities. These utilities are all transmission facility owners within the East Central Area Reliability Council ("ECAR") or the Mid-America Interconnected Network ("MAIN"). In its Wisconsin statewide ISO Order, the PSCW did not specifically address how the Wisconsin ISO might be merged into the regional Midwest ISO once it was formed. Plans for the Midwest ISO are expected to be filed with the FERC in the summer of 1997 and would be implemented in stages after acceptance by the FERC.

FERC Open Access Transmission Ruling: As a result of the Energy Policy Act of 1992, the FERC issued in April 1996 two orders relating to open access transmission service, stranded costs, standards of conduct and open access same-time information systems. The ruling is intended to create a more competitive wholesale electric power market.

The first order, Order No. 888, requires public utilities owning, controlling or operating transmission lines to file non-discriminatory open access tariffs that offer others the same transmission service provided to themselves and requires the use of the tariffs for their own wholesale energy sales and purchases. Order No. 888 also provides for the full recovery of "stranded costs" that were prudently incurred to serve power customers and that could go unrecovered if wholesale customers use open access to move to another electric energy supplier. In July 1996, WE submitted to the FERC a transmission tariff in connection with Order No. 888. WE's filing includes terms and conditions of network transmission service and point-to-point transmission service, including ancillary services. The rate related aspects of the tariff were accepted by the FERC in a June 1996 settlement agreement regarding WE's preexisting transmission service tariffs. All other aspects of the tariff followed the FERC pro-forma tariff and were accepted by the FERC.

The second order, Order No. 889, works to ensure that transmission owners and their affiliates do not have an unfair competitive advantage in using transmission to sell power. Order No. 889 establishes standards of conduct and requires that a public utility's merchant function rely on the same electronic information network that its transmission customers rely on to obtain information about its transmission system when buying or selling power.

On March 3, 1997, the FERC reaffirmed and clarified these orders with the issuance of Order No. 888a.

WE has advocated open access to transmission facilities as a necessary step in the competitive restructuring of the electric utility industry and does not believe that the ruling by the FERC will have a detrimental effect on its financial position or results of operations. The open access transmission orders became effective in mid-1996.

In its open access transmission ruling, the FERC encouraged utilities to consider ISOs such as the Wisconsin statewide and Midwest ISOs noted above as a tool to meet the demands of a competitive market for electric energy.

Wholesale Competition: Wholesale sales of electric energy accounted for 5.0%, 5.6% and 6.2% of WE's total Electric Operating Revenues in 1996, 1995 and 1994, respectively. WE attributes the decrease over this three year period in part to the increasingly competitive market for electric wholesale customers. In response to competition, WE renegotiated long-term power sales contracts with its municipal and rural electric cooperative wholesale customers during 1995 and 1996. The renegotiated contracts contain discounts from previous rates charged to these customers in exchange for contract extensions. Two wholesale customers, representing 24 MW, chose to obtain their power supplies from other suppliers, with their contracts phasing out between 1997 and 1998. As a result of the renegotiated and lost contracts, WE anticipates that electric wholesale revenues will continue to decrease slightly in 1997 and 1998. WE expects to continue to provide transmission service to the customers who did not renew their contracts.

PSCW Natural Gas Utility Industry Investigation: The PSCW continued a generic investigation of the natural gas industry in Wisconsin and addressed the extent to which traditional regulation should be replaced with a different approach. In response to a November 1996 PSCW order, WE will file a revised gas cost recovery mechanism ("GCRM") by July 1, 1997. In accordance with that order, GCRMs must either be an incentive type or modified dollar-for-dollar type, both of which will include after-the-fact prudence reviews by the PSCW. After WE files and receives PSCW approval for the new GCRM, WE will be able to assess the level of risk. The Company does not expect that a major portion of gas costs that are currently passed through to customers will be subject to risk under any GCRM that will be filed later this year.

The PSCW has also issued Standards of Conduct applicable to opportunity sales. Opportunity sales are described as the sales of underutilized capacity and supply entitlements that become periodically available because of the variable daily and seasonal needs of customers. These Standards of Conduct are intended to ensure that all interested market participants have an opportunity to purchase released capacity and supply and that the releasing utility receives the highest price for the sale, given the specific circumstances. Additional restrictions become applicable if a gas utility has a marketing affiliate.

Electric Sales and Gas Deliveries Outlook

Assuming moderate growth in the economy of its service territory and normal weather, WE presently anticipates total electric kilowatt-hour sales to grow at a compound annual rate of approximately 2.1% over the five-year period ending December 31, 2001. WE forecasts total therm deliveries of natural gas to grow at a compound annual rate of approximately 1.9% over the same five-year period. These forecasts are subject to a number of variables, including among others the economy, weather and the restructuring of the electric and gas utility industries, which may affect the actual growth in sales. These estimates do not reflect the operations of NSP, which will become a part of Primergy after consummation of the Transaction. See "FACTORS AFFECTING RESULTS OF OPERATIONS - Merger Agreement with Northern States Power Company" above.

New Gas Service Proposal: On February 14, 1997, WE filed revised plans with the PSCW to expand natural gas service to more than 4,800 potential customers in northeastern Wisconsin. The project will involve the installation of more than 350 miles of new gas main and is one of the largest proposed new franchise territory expansion efforts in recent Wisconsin history. Wisconsin Public Service Corporation ("WPS"), an unaffiliated investor-owned utility in Green Bay, Wisconsin, filed a competing application to serve a portion of the area for which WE originally filed. WE and WPS have reached an agreement that resolves which company will serve in areas that both companies initially filed to serve. A number of approvals must be granted before the project can continue, including receiving approval from the PSCW. The Wisconsin Propane Gas Association has intervened in the case and has requested that the PSCW hold a hearing. The hearing is scheduled for April 1997. Once all approvals are received, WE expects to begin contacting potential customers in the second half of 1997.

Proposed Acquisition of ESELCO, Inc.: ESELCO, Inc., parent company of Edison Sault Electric Company ("Edison Sault"), and WEC announced on March 25, 1997, that they had entered into a letter of intent setting forth the preliminary terms of the potential acquisition of ESELCO, Inc. by WEC. All outstanding shares of ESELCO, Inc. common stock would be converted into shares of WEC common stock based on a value of $44.50 for each share of ESELCO, Inc. common stock in a transaction proposed to be structured as a tax-free reorganization and accounted for as a pooling of interests. The total purchase price would be approximately $71 million. The exact number of shares of WEC common stock to be issued in the transaction would be determined by dividing $44.50 by the average closing prices of WEC common stock during a specified period prior to closing.

Consummation of the proposed transaction is contingent upon several conditions including the negotiation and execution of a definitive agreement, approval by the Boards of Directors of both companies and the shareholders of ESELCO, Inc., receipt of all appropriate regulatory approvals, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission covering the WEC shares to be issued in the transaction and other customary conditions. There can be no assurance as to the final terms of the proposed transaction, or that the conditions will be satisfied, or that the proposed transaction will be consummated.

Edison Sault is an electric utility which serves approximately 22,000 residential, commercial and industrial customers located in Michigan's eastern Upper Peninsula. ESELCO, Inc. is traded under the symbol EDSE on the NASDAQ National Market.

Effects of Weather

By the nature of its utility business segments, WEC's and WE's earnings are sensitive to weather variations from period to period. Variations in winter weather affect heating load for both the gas and electric utility. Variations in summer weather affect cooling load for the electric utility as well as therm deliveries to gas fired electric generating customers. The table below summarizes weather in WE's service territory as measured by degree days for each of the three years ended December 31, 1996.

==============================================================================
                                               % Change              % Change
                                                 1995                  1994
 Degree Days                 1996      1995     to 1996      1994     to 1995
 ----------------------     ------    ------   --------     ------   --------
 Heating (7,049 Normal)      7,469     6,833      9.3%      6,431       6.3%
 Cooling (668 Normal)          608       952    (36.1%)       877       8.6%
==============================================================================

Effects of Inflation

With expectations of low-to-moderate inflation, the Company does not believe the impact of inflation will have a material effect on its future results of operations.

Rates and Regulatory Matters

The table below summarizes the projected annual revenue impact of recent rate changes authorized by regulatory commissions for the electric, natural gas and steam utilities of the Company based on the sales projections utilized by those commissions in setting rates. The PSCW regulates Wisconsin retail electric, steam and natural gas rates, while the FERC regulates wholesale power and electric transmission and gas transportation service rates. The MPSC regulates retail electric rates in Michigan.

The PSCW has discontinued the practice of conducting annual rate case proceedings, replacing it with a new schedule which calls for future rate cases to be conducted once every two years. In support of its goal to become the lowest-cost energy provider in the region and in light of the operating cost reductions expected from Revitalization discussed above, WE did not seek an increase in rates for 1994 or 1995. Discussion of rate changes for the 1997 and 1996 test years follow the table.

==============================================================================
                                   Revenue           Percent
                                   Increase         Change in        Effective
Service                           (Decrease)          Rates            Date
-------------------------        ------------       ---------        ---------
                                  (Millions)           (%)

 Retail electric, WI               $  (7.4)            (0.6)          02/18/97
 Retail gas                           (6.4)            (2.0)          02/18/97
 Steam heating                         0.1               .5           02/18/97
 Retail electric, WI                 (33.4)            (2.8)          01/01/96
 Retail electric, MI                  (1.1)            (3.3)          01/01/96
 Retail gas                           (8.3)            (2.6)          01/01/96
 Steam heating                        (0.8)            (5.1)          01/01/96
 Fuel electric, WI                   (16.2)*           (1.3)          08/04/94
==============================================================================

* The 8/4/94 fuel credit was eliminated 1/1/96 by PSCW Order.

Under the Wisconsin retail electric fuel cost adjustment procedure, retail electric rates may be adjusted, on a prospective basis, if cumulative fuel and purchased power costs, when compared to the costs projected in the retail electric rate proceeding, deviate from a prescribed range and are expected to continue to be above or below that range.

Due to extended outages at Point Beach and the Oak Creek Power Plant, WE has incurred and will continue to incur increased fuel costs beyond those reflected in its electric rates. In February 1997, WE filed with the PSCW a request for an increase in its electric rates to cover the increased fuel costs. The filing was made under the PSCW special rules governing fuel cost increases. Under these rules, a utility may, if allowed by the PSCW, recover a portion of the fuel cost increase. The projected fuel cost increase for WE is estimated at about $67 million of which $53 million is allocated to the Wisconsin jurisdiction. The portion of the $53 million which WE may be allowed to recover could depend upon the timing and nature of the PSCW order. It is expected that WE's rate increase request will be contested.

In December 1995, the MPSC approved the suspension of the Power Supply Cost Recovery Clause (fuel adjustment procedure) for a five-year period for Michigan retail electric customers. In the case of natural gas costs, differences between the test year estimate and the actual cost of purchased gas are accounted for through a purchased gas adjustment clause.

1997 Test Year: In an order dated February 13, 1997, the PSCW directed WE to implement rate decreases for Wisconsin retail electric and gas customers of $7.4 million or 0.6% and $6.4 million or 2.0%, respectively, on an annualized basis, and a steam rate increase of $0.1 million or 0.5% on an annualized basis. The order is effective February 18, 1997 and is based on a regulatory return on common equity of 11.8%, up from 11.3% authorized since January 1, 1996. The PSCW had determined that it required a special full review of WE's rates for the 1997 test year in connection with consideration of the application for approval of the proposed merger of WEC and NSP.

1996 Test Year: In a letter order dated September 11, 1995, the PSCW directed WE to implement rate decreases for Wisconsin retail electric, gas and steam customers of $33.4 million or 2.8%, $8.3 million or 2.6% and $0.8 million or 5.1%, respectively, on an annualized basis effective January 1, 1996. The order is based on a regulatory return on common equity of 11.3%, down from 12.3% authorized since 1993. Also effective January 1, 1996, the MPSC authorized WE to implement a rate decrease for Michigan non-mine retail electric customers of $1.1 million or 3.3% on an annualized basis.

Neither the 1997 nor 1996 Test Year changes reflect the proposed retail electric and gas rate reductions and freezes nor the wholesale rate reductions and freezes related to the proposed merger with NSP. See "FACTORS AFFECTING RESULTS OF OPERATIONS - Merger Agreement with Northern States Power Company" above for a separate discussion of rate actions related to the proposed Transaction.

Regulatory Accounting: WEC's principal subsidiary, WE, operates under electric utility rates which are subject to the approval of the PSCW, MPSC and FERC, and natural gas and steam utility rates that are subject to the approval of the PSCW (see "Rates and Regulatory Matters" above). Such rates are designed to recover the cost of service and provide a reasonable return to investors. Developing competitive pressures in the utility industry may result in future utility rates which are based upon factors other than the traditional original cost of investment. In such a situation, continued deferral of certain regulatory asset and liability amounts on the utility's books may no longer be appropriate as allowed under Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation. At this time, WEC is unable to predict whether any adjustments to regulatory assets and liabilities will occur in the future. See "Note A - Summary of Significant Accounting Policies" in the NOTES TO FINANCIAL STATEMENTS for additional information.

New Accounting Pronouncements
In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets ("FAS 121") and Statement of Financial Accounting Standards
No. 123, Accounting for Stock-Based Compensation ("FAS 123"). FAS 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FAS 123 establishes reporting standards and an optional accounting method for stock-based employee compensation plans. The Company adopted both standards prospectively in 1996. Adoption did not have a material effect on the Company's net income or financial position.

In February 1996, FASB released for comment an exposure draft of a Proposed Statement of Financial Accounting Standards, Accounting for Certain Liabilities Related to Closure or Removal of Long-Lived Assets ("Proposed FAS"). The Proposed FAS, if issued, would require WE to recognize as a liability the present value of the estimated future total costs associated with closure or removal of certain long-lived assets and to correspondingly capitalize those costs. The capitalized costs would be depreciated to expense over the useful life of the asset. The proposed statement would become effective in 1998. This Proposed FAS would apply to decommissioning costs for Point Beach and would result in WE recording a decommissioning liability and corresponding asset as required by the pronouncement. Currently, nuclear decommissioning costs are accrued as depreciation expense over the expected service lives of the two units at Point Beach based on an external sinking fund method. Any changes in depreciation expense due to differing assumptions between the Proposed FAS and those currently required by the PSCW are not expected to be material and would most likely be deferrable and recoverable in rates. For additional information on the costs of decommissioning Point Beach, see "Note F - Nuclear Operations" in the NOTES TO FINANCIAL STATEMENTS.

Environmental Matters

Clean Air Act: The 1990 Amendments to the Clean Air Act mandate significant nation-wide reductions in SO2 and NOx emissions to address acid rain and ground level ozone control requirements.

WE has completed the installation of continuous emission monitors at all of its facilities and installed low NOx burners on all boilers at its Oak Creek and Valley Power Plants. These actions, along with the burning of low sulfur coal meet the requirements that became effective January 1, 1995. To date, approximately $47.6 million has been spent on compliance with the 1990 amendments to the Clean Air Act.

WE elected to voluntarily bring the Valley and Port Washington Power Plants under jurisdiction of the NOx requirements of the Clean Air Act amendments of 1990, five years earlier than mandated. This was possible because these units already meet the current NOx emissions standards.

WE projects a surplus of SO2 emission allowances during Phase I and a small shortfall during Phase II, which begins in the year 2000. WE is seeking additional allowances available as a result of energy conservation programs. As an integral component of its least-cost plan, WE is active in SO2 allowance trading. Revenue from the sale of allowances is being used to offset future potential rate increases.

Additional fuel switching and the installation of NOx controls at various power plants will be required to meet the second phase of reduction requirements that become effective January 1, 2000. These costs, along with additional operating expenses, are not expected to exceed $38.0 million based on today's costs.

Manufactured Gas Plant Sites: WE is reviewing and addressing environmental conditions at a number of former manufactured gas plant sites. See "Note M - Commitments and Contingencies" in the NOTES TO FINANCIAL STATEMENTS for additional information.

Ash Landfill Sites: WE aggressively seeks environmentally acceptable, beneficial uses for its combustion byproducts. However, ash materials have been, and to some degree, continue to be disposed in company-owned, licensed landfills. Some early designed and constructed landfills may allow the release of low levels of constituents resulting in the need for various levels of remediation. Where WE has become aware of these conditions, efforts have been expended to define the nature and extent of any release, and work has been performed to address these conditions. These costs are included in the environmental operating and maintenance costs of WE.

LS Power Generation Facility

In 1993, a competitive bidding process conducted by the PSCW resulted in the selection of a proposal submitted by an unaffiliated independent power producer, LSP-Whitewater L.P. ("LS Power"), to construct a generation facility to meet a portion of WE's anticipated increase in system supply needs. WE subsequently signed a long-term agreement to purchase electricity from the proposed facility. The agreement is contingent upon the facility being completed and placed into operation. Plant construction is currently on schedule to meet the planned start-up date of June 1, 1997. See "Note M - Commitments and Contingencies" in the NOTES TO FINANCIAL STATEMENTS for additional information about WE's long-term power purchase agreement with LS Power.


LIQUIDITY AND CAPITAL RESOURCES

Except where specifically noted, the following discussion and analysis of LIQUIDITY AND CAPITAL RESOURCES does not consider the impact of the proposed merger with NSP. See "FACTORS AFFECTING RESULTS OF OPERATIONS - Merger Agreement with Northern States Power Company" above for information about the proposed merger.

Investing Activities

WEC invested a net total of $1.106 billion in its businesses during the three years ended December 31, 1996. Investments during this three-year period included approximately $957 million for construction of new or improved facilities of which $840 million was for utility projects and approximately $117 million was for non-utility projects. Additional investments during the three years ended December 31, 1996 included approximately $76 million for acquisition of nuclear fuel, $47 million for the eventual decommissioning of Point Beach and net capitalized conservation expenditures of $18 million. WEC's non-utility subsidiaries received net proceeds of $31 million during this three-year period on the disposition of various investments as part of Other Investing Activities.

Point Beach Unit 2 Steam Generators: In October 1992, WE filed an application with the PSCW for replacement of the Point Beach Unit 2 steam generators, which will allow for the unit's operation until the expiration of its operating license in 2013. In an Interim Order in February 1995, the PSCW deferred the decision on steam generator replacement until after the refueling outage in September 1995. However, the PSCW directed WE to make suitable arrangements with the fabricator of the new steam generators to allow the fabrication, delivery and replacement to proceed promptly if authorized by the PSCW. The reasonable costs of such arrangements to maintain a place in line with the fabricator would be afforded rate recovery. In May 1996, WE received a written order from the PSCW approving replacement of the steam generators at an estimated cost of $96 million. Replacement of the Unit 2 steam generators was completed in January 1997. Capital expenditures of $41.5 million and $24.6 million were made in 1996 and 1995, respectively, for replacement of the Unit 2 steam generators.

Milwaukee County Power Plant: The 11 MW Milwaukee County Power Plant supplies electricity, steam and chilled water to the hospitals and other member institutions of the Milwaukee Regional Medical Center, as well as to other large customers located on land known as the Milwaukee County Grounds. In December 1995, WE acquired the electric generation and distribution facilities in the first phase of the acquisition. The capital cost for the electric facilities was $7 million. These facilities and the new customers associated with them were integrated into WE's current electric utility operations. In December 1996, WEC acquired the steam and chilled water production and distribution facilities to complete the second phase of the purchase. Two outstanding contingencies were met prior to closing the purchase. The PSCW approved the purchase of the steam facilities, and the five largest customers signed steam and chilled water service agreements which obligate them to purchase their present and future heating and cooling requirements from WEC for a period of ten years. The capital cost for the steam facilities was approximately $21 million. WE has integrated these facilities and the associated customers into its current steam utility operations. The capital cost for the chilled water facilities was approximately $19 million. A separate subsidiary of WEC will operate the chilled water facilities as a non-regulated business.

Paris Generating Station: During 1995, WE placed in service four units, or approximately 300 megawatts of capacity, at its Paris Generating Station.
This natural gas-fired combustion turbine facility, located near Union Grove, Wisconsin, is designed to meet peak demand requirements. Capital expenditures of $6 million, $10 million and $54 million were made during 1996, 1995 and 1994, respectively. The capital costs of the Paris facility totalled approximately $102 million.

Concord Generating Station: During 1994, WE placed in service the last two units, or approximately 150 megawatts of capacity, at its Concord Generating Station. This four unit 300 megawatt natural gas-fired combustion turbine facility, located near Watertown, Wisconsin, is designed to meet peak demand requirements. The first two units were completed in 1993. Capital expenditures of $3 million and $6 million were made during 1995 and 1994, respectively, for construction of this facility. The capital costs of the Concord facility totalled approximately $100 million.

Port Washington Power Plant Renovation: Additionally during 1994, WE completed the $107 million renovation project at its Port Washington Power Plant. The renovation work, which began in September 1991, included the installation of additional emission control equipment. Capital expenditures totaling $12 million were made during 1994 for this project.

Kimberly Cogeneration Facility: Prior to the 1993 selection of the LS Power generation facility by the PSCW discussed above in "FACTORS AFFECTING RESULTS OF OPERATIONS - LS Power Generation Facility", WE had proposed to construct its own 220 megawatt cogeneration facility in Kimberly, Wisconsin, which was intended to provide process steam to Repap Wisconsin, Inc. ("Repap") starting in mid-1994. In its order, the PSCW selected the WE project as the second place conditional project if the LS Power project did not proceed. At December 31, 1996, a net investment of approximately $65.6 million remains in Other Deferred Charges and Other Assets for the Kimberly Cogeneration Facility equipment (the "Equipment"). This balance represents costs associated with the procurement of three combustion turbines, one steam turbine and three heat recovery boilers that were acquired in order to achieve the in-service dates as agreed to in a steam service contract with Repap. See "Note M - Commitments and Contingencies" in the NOTES TO FINANCIAL STATEMENTS for further information concerning disposition of the Equipment.

Non-Utility Investments: WEC's non-utility assets amounted to approximately $304 million at December 31, 1996. WEC currently anticipates making additional non-utility investments from time to time. For additional information, see "Capital Requirements 1997-2001" below and "Note L - Information by Segments of Business" in WEC's NOTES TO FINANCIAL STATEMENTS.

Minergy Glass Aggregate Plant: Minergy Corp. ("Minergy"), a non-utility WEC subsidiary, plans to place into operation a $45 million facility in Neenah, Wisconsin that would recycle paper sludge from area paper mills into two usable products: glass aggregate and steam. The glass aggregate will be sold into existing construction and aggregate markets and the steam will be sold to a local paper mill. The plant will result in substantial environmental and economic benefits to the area by providing an alternative to landfilling paper sludge. Minergy commenced construction in July 1996, with commercial operation scheduled for April 1998. The project is expected to be financed during construction through short-term borrowings. Capital expenditures totaling $14 million were made during 1996 for this facility.

Cash Provided by Operating and Financing Activities

During the three years ended December 31, 1996, cash provided by operating activities totaled $1.308 billion at WEC and $1.310 billion at WE. During this period, internal sources of funds, after the payment of dividends, provided 75% of WEC's and 82% of WE's capital requirements.

Financing activities during the three-year period ended December 31, 1996 included the issuance of approximately $506 million of long-term debt by WEC of which $480 million was issued by WE. The proceeds of these new debt issues were used to retire or refinance higher coupon debt in the amount of $223 million, to reduce net short-term borrowings in the amount of $138 million and for other general corporate purposes. WEC added $126 million of common equity from the issuance of new shares through the Company's stock plans and purchased or redeemed $5 million of preferred stock. No preferred stock was issued during this period. Dividends on WEC's common stock were $167 million, approximately $160 million and approximately $151 million during 1996, 1995 and 1994, respectively. WE paid dividends to WEC of approximately $168 million, $160 million and $151 million during 1996, 1995 and 1994, respectively, and received a total of $60 million in capital contributions from WEC during this three-year period.

In December 1996, WE and WISVEST Corporation issued promissory notes in the amount of $12.05 and $10.95 million, respectively, due 2006. The notes were issued as part of the transaction to acquire the steam and chilled water facilities from Milwaukee County. The notes have been discounted to reflect the difference between the effective interest rate of 6.36% and the stated rate of 1.93%.

In November 1996, WE issued $200 million of 6 5/8% unsecured debentures due 2006. In December 1995, WE issued $100 million of unsecured One Hundred Year 6 7/8% Debentures due 2095. Proceeds of both issues were added to WE's general funds and were applied to the repayment of short-term borrowings.

In August 1995, WE called for optional redemption $98.35 million aggregate principal amount of fixed rate tax exempt bonds issued by three political jurisdictions on WE's behalf that were secured by issues of WE's First Mortgage Bonds with terms corresponding to the tax exempt bonds called for redemption. During September and October 1995, the three political jurisdictions issued $98.35 million aggregate principal amount of new tax exempt bonds on behalf of WE, collateralized by unsecured variable rate promissory notes issued by WE, maturing between March 1, 2006 and September 1, 2030, with terms corresponding to the respective issues of the refunding tax exempt bonds. The proceeds were used to finance the optional redemptions.
The WE First Mortgage Bonds, which collateralized the redeemed tax exempt bonds, have been canceled.

The Merger Agreement, entered into by WEC and NSP, provides for restrictions on certain transactions by both the Company and NSP, including the issuance of debt and equity securities. Should circumstances arise to make such transactions necessary, NSP would need to agree to consent to any such change in the Merger Agreement.


Capital Structure

WEC's and WE's capitalization at December 31 were:

==============================================================================
                                              WEC                  WE
                                       ----------------     ----------------
                                        1996      1995       1996      1995
                                       ------    ------     ------    ------
  Common Equity                         53.3%     53.8%      51.6%     52.1%
  Preferred Stock                        0.8       0.9        0.9       1.0
  Long-Term Debt
   (including current maturities)       44.0      40.8       46.1      42.3
  Short-Term Debt                        1.9       4.5        1.4       4.6
                                       ------    ------     ------    ------
                                       100.0%    100.0%     100.0%    100.0%
                                       ======    ======     ======    ======
==============================================================================


Compared to the utility industry in general, the Company has maintained a relatively high ratio of common equity to total capitalization and low debt and preferred stock ratios. This conservative capital structure, along with strong bond ratings and internal cash generation has provided, and should continue to provide, the Company with access to the capital markets when necessary to finance the anticipated growth in the Company's utility business. WE currently has senior secured debt ratings of AA+ by Standard & Poor's Corporation ("S&P"), Duff & Phelps Inc. and Fitch Investors Service Inc. ("Fitch") and Aa2 by Moody's Investors Service ("Moody's"). WE currently has unsecured debt ratings of AA by S&P and Duff & Phelps, Inc. and Aa3 by Moody's.

Following announcement of the Transaction, in May 1995 S&P reported that it was placing on CreditWatch with negative implications its AA+ senior secured debt and AA+ preferred stock ratings of WE and its AA senior unsecured debt rating of Wisconsin Michigan Investment Corporation, a non-utility subsidiary of WEC. S&P stated that if the Transaction is completed, the likely credit rating for the senior secured debt of WE is expected to be AA or AA-. As part of its rating process, S&P intends to review the financial and operating plans of the merged utilities. Also in May 1995, citing WE's continued operation as a separate utility subsidiary after the Transaction, its strength within its rating category and its strong capital structure, Moody's confirmed its Aa2 first mortgage bond rating of WE. On December 5, 1995, Fitch changed WE's credit trend from "stable" to "declining" based upon its analysis of cash flow trends versus its standards for an AA+ rating.

At year-end 1996, WEC had $185 million of unused lines of bank credit and approximately $11 million of cash and cash equivalents, and WE had $99 million of unused lines of bank credit and approximately $2 million of cash and cash equivalents.


Capital Requirements 1997-2001

Construction Expenditures: The Company's construction expenditures for the period 1997-2001 are estimated to be $1.2 billion. Of this amount, approximately $992 million represents utility construction expenditures. 1997 utility construction expenditures are estimated to be $250 million, and include, in addition to the recurring additions and improvements to WE's distribution and transmission systems, anticipated expenditures associated with the installation of more than 350 miles of new gas main which will expand natural gas service to more than 4,800 potential customers, expenditures for the construction of approximately 250 miles of new distribution system to improve the reliability of WE's rural electric distribution system, expenditures for upgrades to environmental equipment at several of WE's fossil fueled power plants and expenditures related to upgrading computer systems to improve productivity and customer service.

Retirement of Long-term Debt Securities: The Company's capital requirements for maturing long-term debt and sinking funds total $173 million in 1997 and $179 million for the period 1998-2001. Included in the above amounts are WE's requirements of $167 million and $159 million, respectively. See "Note H - Long-Term Debt" in the NOTES TO FINANCIAL STATEMENTS for additional information.

Decommissioning Trust Payments: WE's estimated payments to the Nuclear Decommissioning Trust Fund ("Fund") for 1997 are $33 million. For the period 1998-2001, the combined estimated payments are $154 million. Payments to the Fund represent both the amount of annual contribution to external trust funds and the income earned on the external trust funds. WE expects to contribute $11 million to the Fund annually. See "Note F - Nuclear Operations" in the NOTES TO FINANCIAL STATEMENTS for additional information.

PSCW Advance Plans: In December 1995, the PSCW approved WE's Advance Plan 7 filing originally filed in January 1994. In addition to specifying the expectations of conservation and load management programs, the plan indicates the need for additional peaking and intermediate load capacity during the 20-year planning period. WE does not anticipate needing additional base load generation until after 2010.

In the Advance Plan process, the regulated electric utilities in Wisconsin file, for planning purposes, long-term forecasts of future resource requirements along with plans to meet those requirements, including planned implementation of energy management and conservation programs (demand-side savings). As a result of the PSCW's industry restructuring initiatives described above in "FACTORS AFFECTING RESULTS OF OPERATIONS - Industry

Restructuring and Competition", future Advance Plans will be streamlined to focus primarily on the need and timing for new generation additions and transmission facilities. In a February 1997 ruling, the PSCW split the Advance Plan 8 filing into two phases. In May 1997, Wisconsin utilities will be filing twenty year forecasts of electricity demand along with data on existing generation. The PSCW will rule on this in August 1997. Phase two will be filed in January 1998 and will include generation and transmission plans. An order on Phase two is expected from the PSCW in August 1998.

Capital Resources

The Company expects internal sources of funds from operations to provide approximately 73% of the capital requirements for 1997. The remaining cash requirements for 1997 are expected to be met through short-term borrowings and/or the issuance of intermediate or long-term debt. Beyond 1997, capital requirements will be met principally through internally generated funds supplemented, when required, by debt and equity financing. The specific form, amount and timing of securities which may be issued have not yet been determined and will depend, to a large extent, on market conditions and other factors.

On September 1, 1996, WEC resumed issuing new shares of common stock through the Company's stock plans. Between January 1, 1996 and August 31, 1996, WEC purchased shares required for the plans on the open market. From September 1996 through December 1996, WEC issued 859,458 new shares of common stock through the Company's stock plans and received proceeds of approximately $23 million.



CAUTIONARY FACTORS

This report and other documents or oral presentations contain or may contain forward-looking statements made by or on behalf of WEC or WE. Such statements are based upon management's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the statements. When used in written documents or oral presentations, the words "anticipate", "believe", "estimate", "expect", "objective", "project" and similar expressions are intended to identify forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that could cause WEC's or WE's actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

Operating, Financial and Industry Factors

 * Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes in fossil fuel, nuclear fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; nuclear or environmental incidents; resolution of spent nuclear fuel storage and disposal and steam generator replacement issues; electric transmission or gas pipeline system constraints; unanticipated organizational structure or key personnel changes; collective bargaining agreements with union employees or work stoppages; inflation rates; or demographic and economic factors affecting utility service territories or operating environment.

 * The rapidly changing and increasingly competitive electric and gas utility environment as market-based forces replace strict industry regulation and other competitors enter the electric and gas markets resulting in increased wholesale and retail competition.

 * Customer business conditions including demand for their products or services and supply of labor and materials used in creating their products and services.

 * Regulatory factors such as unanticipated changes in rate-setting policies or procedures; unanticipated changes in regulatory accounting policies and practices; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of costs of previous investments made under traditional regulation; required approvals for new construction; NRC operating regulatory changes related to Point Beach; or the siting approval process for new generating and transmission facilities.

 * The cost and other effects of legal and administrative proceedings, settlements, and investigations, claims and changes in those matters.

 * Factors affecting the availability or cost of capital such as changes in interest rates; market perceptions of the utility industry, the Company or any of its subsidiaries; or security ratings.

 * Federal, state or local legislative factors such as changes in tax laws or rates; changes in trade, monetary and fiscal policies, laws and regulations; electric and gas industry restructuring initiatives; or changes in environmental laws and regulations.

 * Certain restrictions imposed by various financing arrangements and regulatory requirements on the ability of WE to transfer funds to WEC in the form of cash dividends, loans or advances.

 * Authoritative generally accepted accounting principle or policy changes from such standard setting bodies as the FASB and the SEC.

 * Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.

 *  Changes in social attitudes regarding the utility and power industries.

 * Possible risks associated with non-utility diversification such as competition; operating risks; dependence upon certain suppliers and customers; or environmental and energy regulations.

 * Other business or investment considerations that may be disclosed from time to time in WEC's or WE's SEC filings or in other publicly disseminated written documents.

Business Combination Factors

 * Consummation of the Transaction with NSP to form Primergy and Wisconsin Energy Company, which will have a significant effect on the future operations and financial position of WEC and WE, respectively. Specific factors include:

 * The ability to consummate the Transaction on substantially the basis contemplated.

 * The ability to obtain the requisite approvals by all applicable regulatory authorities without the imposition of materially adverse terms.

 * The ability to generate the cost savings to Primergy that WEC and NSP believe will be generated by the synergies resulting from the Transaction. This depends upon the degree to which the assumptions upon which the analyses employed to develop estimates of potential cost savings as a result of the Transaction will approximate actual experience. Such assumptions involve judgements with respect to, among other things, future national and regional economic conditions, national and regional competitive conditions, inflation rates, regulatory treatment, weather conditions, financial market conditions, business decisions and other uncertainties. All of these factors are difficult to predict and many are beyond the control of WEC and NSP. While it is believed that such assumptions are reasonable, there can be no assurance that they will approximate actual experience or that the estimated cost savings will be realized.

 * The allocation of the benefits of cost savings between shareholders and customers, which will depend, among other things, upon the results of regulatory proceedings in various jurisdictions.

 *  The rate structure of Primergy's utility subsidiaries.

 * Additional regulation to which Primergy will be subject as a registered public utility holding company under PUHCA, in contrast to the more limited impact of PUHCA upon WEC and NSP as exempt holding companies, and other different or additional federal and state regulatory requirements or restrictions to which Primergy and its subsidiaries may be subject as a result of the Transaction (including conditions which may be imposed in connection with obtaining the regulatory approvals necessary to consummate the Transaction such as the possible requirement to divest gas utility properties and possibly certain non-utility ventures).

 * Factors affecting the dividend policy of Primergy including results of operations and financial condition of Primergy and its subsidiaries and such other business considerations as the Primergy Board of Directors considers relevant.

WEC and WE undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                   WISCONSIN ELECTRIC POWER COMPANY

                                           INCOME STATEMENT

                                        Year Ended December 31

                                               1996                1995                1994
                                            ----------          ----------          ----------
                                                          (Thousands of Dollars)
Operating Revenues
  Electric                                  $1,393,270          $1,437,480          $1,403,562
  Gas                                          364,875             318,262             324,349
  Steam                                         15,675              14,742              14,281
                                            ----------          ----------          ----------
       Total Operating Revenues              1,773,820           1,770,484           1,742,192

Operating Expenses
  Fuel (Note F)                                295,651             303,553             285,862
  Purchased power                               36,216              41,834              42,623
  Cost of gas sold                             234,254             188,764             199,511
  Other operation expenses                     391,520             395,242             399,011
  Maintenance                                  103,046             112,400             124,602
  Revitalization (Note K)                         -                   -                 73,900
  Depreciation (Note C)                        202,796             183,876             177,614
  Taxes other than income taxes                 77,866              74,765              76,035
  Federal income tax (Note D)                  105,656             119,939             104,725
  State income tax (Note D)                     24,976              28,405              24,756
  Deferred income taxes - net (Note D)          (1,575)             (2,833)            (25,095)
  Investment tax credit - net (Note D)          (2,430)             (4,482)             (4,625)
                                            ----------          ----------          ----------
       Total Operating Expenses              1,467,976           1,441,463           1,478,919

Operating Income                               305,844             329,021             263,273

Other Income and Deductions
  Interest income                               13,553              12,850              11,715
  Allowance for other funds used during
    construction (Note E)                        3,036               3,650               4,985
  Miscellaneous - net                           (3,642)              5,677              10,727
  Federal income tax (Note D)                     (631)               (535)             (1,504)
  State income tax (Note D)                       (570)               (370)               (589)
                                            ----------          ----------          ----------
       Total Other Income and Deductions        11,746              21,272              25,334

Income Before Interest Charges                 317,590             350,293             288,607

Interest Charges
  Long-term debt                               100,133              99,727             102,059
  Other interest                                 7,821              11,960               7,610
  Allowance for borrowed funds used
    during construction (Note E)                (1,679)             (2,062)             (2,816)
                                            ----------          ----------          ----------
       Total Interest Charges                  106,275             109,625             106,853
                                            ----------          ----------          ----------
Net Income                                     211,315             240,668             181,754

Preferred Stock Dividend Requirement             1,203               1,203               1,351
                                            ----------          ----------          ----------
Earnings Available for Common
  Stockholder                               $  210,112          $  239,465          $  180,403
                                            ==========          ==========          ==========

Note:  Earnings and dividends per share of common stock are not applicable because all of Wisconsin
       Electric Power Company's common stock is owned by Wisconsin Energy Corporation.

The notes are an integral part of the financial statements.


                       WISCONSIN ELECTRIC POWER COMPANY

                                 BALANCE SHEET
                                  December 31

                                    ASSETS
                                                        1996          1995
                                                     ----------    ----------
                                                      (Thousands of Dollars)
Utility Plant
  Electric                                           $4,725,832    $4,531,404
  Gas                                                   503,041       489,739
  Steam                                                  60,480        40,078
                                                     ----------    ----------
                                                      5,289,353     5,061,221
    Accumulated provision for depreciation           (2,441,950)   (2,288,080)
                                                     ----------    ----------
                                                      2,847,403     2,773,141
  Construction work in progress                         135,040        78,153
  Nuclear fuel - net (Note F)                            75,476        59,260
                                                     ----------    ----------
       Net Utility Plant                              3,057,919     2,910,554

Other Property and Investments
  Nuclear decommissioning trust fund (Note F)           322,085       275,125
  Conservation investments (Note A)                      92,705       115,523
  Other                                                  43,219        36,979
                                                     ----------    ----------
       Total Other Property and Investments             458,009       427,627

Current Assets
  Cash and cash equivalents                               1,871        19,550
  Accounts receivable, net of allowance for
    doubtful accounts - $13,264 and $13,400             140,256       144,476
  Accrued utility revenues                              155,838       140,201
  Fossil fuel (at average cost)                         113,516        83,366
  Materials and supplies (at average cost)               70,900        70,347
  Prepayments                                            55,176        55,147
  Other                                                   3,268         4,637
                                                     ----------    ----------
       Total Current Assets                             540,825       517,724

Deferred Charges and Other Assets
  Accumulated deferred income taxes (Note D)            150,269       136,581
  Deferred regulatory assets (Note A)                   193,756       193,757
  Other                                                 106,382       132,681
                                                     ----------    ----------
       Total Deferred Charges and Other Assets          450,407       463,019
                                                     ----------    ----------
Total Assets                                         $4,507,160    $4,318,924
                                                     ==========    ==========

The notes are an integral part of the financial statements.


                       WISCONSIN ELECTRIC POWER COMPANY

                                 BALANCE SHEET
                                  December 31

                        CAPITALIZATION and LIABILITIES
                                                        1996          1995
                                                     ----------    ----------
                                                      (Thousands of Dollars)
Capitalization (See Capitalization Statement)
  Common stock equity                                $1,738,788    $1,696,565
  Preferred stock                                        30,450        30,451
  Long-term debt (Note H)                             1,371,446     1,325,169
                                                     ----------    ----------
       Total Capitalization                           3,140,684     3,052,185

Current Liabilities
  Long-term debt due currently (Note H)                 183,635        51,419
  Notes payable (Note I)                                 45,390       150,694
  Accounts payable                                      145,894       107,115
  Payroll and vacation accrued                           24,007        26,699
  Taxes accrued - income and other                       33,581        18,378
  Interest accrued                                       22,500        21,617
  Other                                                  32,588        48,762
                                                     ----------    ----------
       Total Current Liabilities                        487,595       424,684

Deferred Credits and Other Liabilities
  Accumulated deferred income taxes (Note D)            507,845       479,828
  Accumulated deferred investment tax credits            87,798        89,672
  Deferred regulatory liabilities (Note A)              175,943       167,483
  Other                                                 107,295       105,072
                                                     ----------    ----------
       Total Deferred Credits and Other
         Liabilities                                    878,881       842,055

Commitments and Contingencies (Note M)
                                                     ----------    ----------
Total Capitalization and Liabilities                 $4,507,160    $4,318,924
                                                     ==========    ==========

The notes are an integral part of the financial statements.


                                     WISCONSIN ELECTRIC POWER COMPANY

                                          STATEMENT OF CASH FLOWS

                                          Year Ended December 31
                                                       1996             1995             1994
                                                     --------         --------         --------
                                                               (Thousands of Dollars)
Operating Activities
  Net income                                         $211,315         $240,668         $181,754
  Reconciliation to cash
    Depreciation                                      202,796          183,876          177,614
    Nuclear fuel expense - amortization                21,887           22,324           21,437
    Conservation expense - amortization                22,498           21,870           20,910
    Debt premium, discount & expense -
      amortization                                      9,762           12,652           14,368
    Revitalization - net                                 (942)          (5,404)          43,860
    Deferred income taxes - net                        (1,575)          (2,833)         (25,095)
    Investment tax credit - net                        (2,430)          (4,482)          (4,625)
    Allowance for other funds used
      during construction                              (3,036)          (3,650)          (4,985)
    Change in - Accounts receivable                     4,220          (32,639)           7,684
                Inventories                           (30,703)           5,233           11,455
                Accounts payable                       38,779           16,650          (20,683)
                Other current assets                  (14,297)          (4,068)          (9,878)
                Other current liabilities              (2,780)          17,097            9,980
    Other                                               5,816          (29,204)         (13,123)
                                                     --------         --------         --------
Cash Provided by Operating Activities                 461,310          438,090          410,673


Investing Activities
  Construction expenditures                          (319,832)        (248,867)        (271,448)
  Allowance for borrowed funds used
    during construction                                (1,679)          (2,062)          (2,816)
  Nuclear fuel                                        (26,053)         (23,454)         (26,351)
  Nuclear decommissioning trust                       (26,309)         (10,861)         (10,138)
  Conservation investments - net                          319            2,130          (20,823)
  Other                                                (8,211)          (4,511)         (10,205)
                                                     --------         --------         --------
Cash Used in Investing Activities                    (381,765)        (287,625)        (341,781)

Financing Activities
  Sale of long-term debt                              230,094          217,453           32,474
  Retirement of long-term debt                        (52,921)        (134,172)         (35,069)
  Change in short-term debt                          (105,304)         (91,811)          49,294
  Stockholder capital contribution                       -              30,000           30,000
  Retirement of preferred stock                            (1)            -              (5,250)
  Dividends on stock - common                        (167,889)        (159,576)        (150,951)
                     - preferred                       (1,203)          (1,203)          (1,381)
                                                     --------         --------         --------
Cash Used in Financing Activities                     (97,224)        (139,309)         (80,883)
                                                     --------         --------         --------

Change in Cash and Cash Equivalents                  $(17,679)        $ 11,156         $(11,991)
                                                     ========         ========         ========


Supplemental information
  Cash Paid For
    Interest (net of amount capitalized)             $ 94,845         $ 99,352         $ 93,383
    Income taxes                                      107,682          149,224          148,552

The notes are an integral part of the financial statements.









                                     A-35
        36

                                     WISCONSIN ELECTRIC POWER COMPANY

                                         CAPITALIZATION STATEMENT
                                                December 31
                                                                                1996          1995
                                                                             ----------    ----------
                                                                              (Thousands of Dollars)
Common Stock Equity (See Common Stock Equity Statement)
  Common stock - $10 par value; authorized 65,000,000 shares;
    outstanding - 33,289,327 shares                                          $  332,893    $  332,893
  Other paid in capital                                                         280,689       280,689
  Retained earnings                                                           1,125,206     1,082,983
                                                                             ----------    ----------
       Total Common Stock Equity                                              1,738,788     1,696,565

Preferred Stock - Cumulative
  Six Per Cent. Preferred Stock - $100 par value; authorized
    45,000 shares; outstanding - 44,498 and 44,508 shares                         4,450         4,451
  Serial preferred stock - $100 par value; authorized 2,286,500 shares;
    outstanding - 3.60% Series - 260,000 shares                                  26,000        26,000
                                                                             ----------    ----------
       Total Preferred Stock (Note G)                                            30,450        30,451

Long-Term Debt
  First mortgage bonds
    Series       Due
    ------       ---
    4-1/2%       1996                                                              -           30,000
    5-7/8%       1997                                                           130,000       130,000
    6-5/8%       1997                                                            10,000        10,000
    5-1/8%       1998                                                            60,000        60,000
    6-1/2%       1999                                                            40,000        40,000
    6-5/8%       1999                                                            51,000        51,000
    7-1/4%       2004                                                           140,000       140,000
    7-1/8%       2016                                                           100,000       100,000
    6.85 %       2021                                                             9,000         9,000
    7-3/4%       2023                                                           100,000       100,000
    7.05 %       2024                                                            60,000        60,000
    9-1/8%       2024                                                             3,443         3,443
    8-3/8%       2026                                                           100,000       100,000
    7.70 %       2027                                                           200,000       200,000
                                                                             ----------    ----------
                                                                              1,003,443     1,033,443
  Debentures (unsecured)
    6-1/8%       1997                                                            25,000        25,000
    6-5/8%       2006                                                           200,000          -
    9.47%        2006                                                             7,000         7,000
    8-1/4%       2022                                                            25,000        25,000
    6-7/8%       2095                                                           100,000       100,000

  Notes (unsecured)
    Variable rate due 2006                                                        1,000         1,000
    Variable rate due 2015                                                       17,350        17,350
    Variable rate due 2016                                                       67,000        67,000
    Variable rate due 2030                                                       80,000        80,000

    Due 2006 (Note H)                                                            12,052          -

Obligations under capital lease (Note F)                                         42,962        43,924
Unamortized discount - net                                                      (25,726)      (23,129)
Long-term debt due currently                                                   (183,635)      (51,419)
                                                                             ----------    ----------
       Total Long-Term Debt (Note H)                                          1,371,446     1,325,169
                                                                             ----------    ----------
       Total Capitalization                                                  $3,140,684    $3,052,185
                                                                             ==========    ==========

The notes are an integral part of the financial statements.


                                     WISCONSIN ELECTRIC POWER COMPANY

                                      COMMON STOCK EQUITY STATEMENT



                                               Common Stock
                                         -------------------------
                                                           $10 Par     Other Paid     Retained
                                         Shares             Value      In Capital     Earnings        Total
                                         ------           -----------------------------------------------------
                                                                       (Thousands of Dollars)
Balance - December 31, 1993            33,289,327          $332,893     $220,689     $  973,917      $1,527,499


Net income                                                                              181,754         181,754

Cash dividends
  Common stock                                                                         (150,951)       (150,951)
  Preferred stock                                                                        (1,381)         (1,381)

Stockholder capital contribution                                          30,000                         30,000
Other                                                                                      (245)           (245)
                                       ----------          --------     --------     -----------    -----------
Balance - December 31, 1994            33,289,327           332,893      250,689      1,003,094       1,586,676


Net income                                                                              240,668         240,668

Cash dividends
  Common stock                                                                         (159,576)       (159,576)
  Preferred stock                                                                        (1,203)         (1,203)

Stockholder capital contribution                                          30,000                         30,000
                                       ----------          --------     --------     -----------    -----------
Balance - December 31, 1995            33,289,327           332,893      280,689      1,082,983       1,696,565


Net income                                                                              211,315         211,315

Cash dividends
  Common stock                                                                         (167,889)       (167,889)
  Preferred stock                                                                        (1,203)         (1,203)
                                       ----------          --------     --------     -----------    -----------
Balance - December 31, 1996            33,289,327          $332,893     $280,689     $1,125,206      $1,738,788
                                       ==========          ========     ========     ===========    ===========

The notes are an integral part of the financial statements.

                       WISCONSIN ELECTRIC POWER COMPANY
                         NOTES TO FINANCIAL STATEMENTS


A - Summary of Significant Accounting Policies

General: The accounting records of Wisconsin Electric Power Company ("WE") are kept as prescribed by the Federal Energy Regulatory Commission ("FERC"), modified for requirements of the Public Service Commission of Wisconsin ("PSCW").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues: Utility revenues are recognized on the accrual basis and include estimated amounts for service rendered but not billed.

Fuel:  The cost of fuel is expensed in the period consumed.

Property: Property is recorded at cost. Additions to and significant replacements of utility property are charged to utility plant at cost; minor items are charged to maintenance expense. Cost includes material, labor and allowance for funds used during construction (see Note E). The cost of depreciable utility property, together with removal cost less salvage, is charged to accumulated provision for depreciation when property is retired.

Regulatory Assets and Liabilities: Pursuant to Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, WE capitalizes, as regulatory assets, incurred costs which are expected to be recovered in future utility rates. WE also records, as regulatory liabilities, the current recovery in utility rates of costs which are expected to be paid in the future.

The following deferred regulatory assets and liabilities are reflected in the Balance Sheet.

==============================================================================
                                                      December 31
                                               1996                 1995
                                             --------             --------
                                                 (Thousands of Dollars)
  Deferred Regulatory Assets
    Deferred income taxes                    $154,532             $155,944
    Department of Energy assessments           29,022               31,638
    Other                                      10,202                6,175
                                             --------             --------
  Total Deferred Regulatory Assets           $193,756             $193,757
                                             ========             ========
  Deferred Regulatory Liabilities
    Deferred income taxes                    $155,720             $163,676
    Tax and interest refunds                   14,080                 -
    Other                                       6,143                3,807
                                             --------             --------
  Total Deferred Regulatory Liabilities      $175,943             $167,483
                                             ========             ========
==============================================================================

WE directs a variety of demand-side management programs to help foster energy conservation by its customers. As authorized by the PSCW, WE capitalized certain conservation program costs prior to 1995. Utility rates approved by the PSCW provide for a current return on these conservation investments. As of December 31, 1996 and 1995, there were $92.7 million and $115.5 million of conservation investments, respectively, on the Balance Sheet in Other Property and Investments. Through 1995, conservation investments were charged to operating expense over a ten-year amortization period. Beginning in 1996, the capitalized conservation balance is charged to operating expense on a straight line basis over a five-year amortization period.

Statement of Cash Flows: Cash and cash equivalents include marketable debt securities acquired three months or less from maturity.


B - Mergers

Wisconsin Natural Gas Company: On January 1, 1996, Wisconsin Energy Corporation ("WEC"), WE's parent company, merged its natural gas utility subsidiary, Wisconsin Natural Gas Company ("WN") into WE. The accounting treatment for this merger was similar to that which would result from a pooling of interests. WE's prior years' financial information has been restated to include WN at historical values. Where applicable, references to WE include WN prior to their merger.

Northern States Power Company: On April 28, 1995, WEC and Northern States Power Company, a Minnesota corporation ("NSP"), entered into an Agreement and Plan of Merger, which was amended and restated as of July 26, 1995 ("Merger Agreement"). The Merger Agreement provides for a strategic business combination involving WEC and NSP in a "merger-of-equals" transaction ("Transaction"). As a result, WEC will become a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended, and will change its name to Primergy Corporation ("Primergy"). Primergy will be the parent company of WE (which will be renamed Wisconsin Energy Company), of NSP (which, for regulatory reasons, will reincorporate in Wisconsin ("New NSP")), and of the other subsidiaries of WEC and NSP.

In connection with the Transaction, Northern States Power Company, a Wisconsin corporation ("NSP-WI"), currently a subsidiary of NSP, will be merged into Wisconsin Energy Company. At the time of the merger of NSP-WI into Wisconsin Energy Company, New NSP will acquire from NSP-WI certain gas utility assets in LaCrosse and Hudson, Wisconsin with a net historical cost at December 31, 1996 of $25.7 million.

The Transaction is intended to be tax-free for income tax purposes and to be accounted for as a pooling of interests. On September 13, 1995, stockholders of WEC and NSP voted to approve the Transaction.

The Merger Agreement is subject to various conditions, including the approval of various regulatory agencies. Two of four state regulatory commissions, the Michigan Public Service Commission and the North Dakota Public Service Commission, approved the Transaction during 1996. Also during 1996, the PSCW, the Minnesota Public Utilities Commission ("MPUC") and the FERC concluded hearings on the Transaction. WEC and NSP are hopeful that the PSCW, the MPUC and the FERC will rule on the Transaction in the second quarter of 1997. The PSCW, which was scheduled to rule on the Transaction in January 1997, has delayed a decision pending the results of an investigation of alleged prohibited conversations between one of the PSCW commissioners and WEC officials. WEC is unable to predict with certainty when the PSCW will rule on the Transaction, but is hopeful that the investigation will be completed by early in the second quarter of 1997. In late March 1997, the MPUC indicated that in April 1997 it would decide whether to adopt procedures in connection with its decision on the Transaction that include additional public hearings as well as additional written comments. If additional hearings or written comments are necessary, final deliberations in this matter would be scheduled for late June or early July 1997. Remaining regulatory applications and filings have either been submitted or approved.

The goal of WEC and NSP was to complete the Transaction by January 1, 1997. However, because all necessary regulatory approvals were not obtained by the end of 1996, the Transaction was not completed in 1996. WEC and NSP continue to pursue regulatory approvals, without unacceptable conditions, to facilitate completion of the Transaction as soon as possible in 1997.

Filings with regulatory agencies in the states where WEC and NSP provide utility services and in which such filings are required include a request for deferred accounting treatment and rate recovery of costs incurred associated with the Transaction. As of December 31, 1996, WE has deferred $15.0 million of costs to achieve the merger as a component of Deferred Charges and Other Assets-Other.

The following summarized Wisconsin Energy Company unaudited pro forma financial information combines historical balance sheet and income statement information of WE and NSP-WI to give effect to the Transaction, including the transfer of the gas assets from NSP-WI to New NSP, and should be read in conjunction with the historical financial statements and related notes thereto of WE and NSP-WI. The unaudited pro forma income statement information does not reflect adjustments for 1996 revenues of $32.5 million and related expenses associated with the transfer of the gas assets from NSP-WI to New NSP. A $150 million pro forma adjustment has been made to conform the presentation of noncurrent deferred income taxes in the summarized unaudited pro forma combined balance sheet information as a net liability. The allocation between WEC and NSP and their customers of the estimated cost savings resulting from the Transaction, net of costs incurred to achieve such savings, will be subject to regulatory review and approval. None of the estimated cost savings, the costs to achieve such savings, nor transaction costs are reflected in the unaudited pro forma financial information. All other financial statement presentation and accounting policy differences are immaterial and have not been adjusted in the unaudited pro forma financial information.

The unaudited pro forma balance sheet information gives effect to the Transaction as if it had occurred at December 31, 1996. The unaudited pro forma income statement information gives effect to the Transaction as if it had occurred at January 1, 1996. The following information is not necessarily indicative of the financial position or operating results that would have occurred had the Transaction been consummated on the date or at the beginning of the period for which the Transaction is being given effect nor is it necessarily indicative of future operating results or financial position.

==============================================================================
 Wisconsin Energy Company: *                                     Unaudited
                                    WE            NSP-WI         Pro Forma
                               (As Reported)   (As Reported)     Combined**
                               -------------   -------------   -------------
                                           (Millions of Dollars)
 As of December 31, 1996
   Utility plant-net               $   3,058       $     665       $   3,703
   Current assets                        541              87             646
   Other assets                          908              57             814
                                 -----------     -----------     -----------
      Total Assets                 $   4,507       $     809       $   5,163
                                 ===========     ===========     ===========

   Common stockholder's equity     $   1,739       $     331       $   2,070
   Preferred stock and premium            30              -               30
   Long-term debt                      1,372             232           1,604
                                 -----------     -----------     -----------
      Total Capitalization             3,141             563           3,704
   Current liabilities                   488              89             577
   Other liabilities                     878             157             882
                                 -----------     -----------     -----------
      Total Equity & Liabilities   $   4,507       $     809       $   5,163
                                 ===========     ===========     ===========
 For the Year Ended
  December 31, 1996
   Utility Operating Revenues      $   1,774       $     466       $   2,240
   Utility Operating Income        $     306       $      56       $     362
   Net Income, after Preferred
     Dividend Requirements         $     210       $      39       $     249
==============================================================================

 * In connection with the Merger Agreement, WE will be renamed Wisconsin Energy Company.
 ** Includes a $150 million pro forma adjustment to conform the presentation of noncurrent deferred taxes as a net liability and a net $25.7 million pro forma adjustment for the transfer of selected gas assets from NSP-WI to New NSP.

Note:Earnings per share of common stock are not applicable because all of the Wisconsin Energy Company common stock will be owned by Primergy.


C - Depreciation

Depreciation expense is accrued at straight line rates over the estimated useful lives of the assets. These rates are certified by the PSCW and include estimates for salvage and removal costs. Depreciation as a percent of average depreciable utility plant was 4.1% in 1996, 3.8% in 1995 and 3.9% in 1994. Nuclear plant decommissioning is accrued as depreciation expense (see Note F).


D - Income Taxes

Comprehensive interperiod income tax allocation is used for federal and state temporary differences. The federal investment tax credit is accounted for on the deferred basis and is reflected in income ratably over the life of the related property.

The following table is a summary of income tax expense and a reconciliation of total income tax expense with the tax expected at the federal statutory rate.

==============================================================================
                                          1996         1995         1994
                                        --------     --------     --------
                                              (Thousands of Dollars)

  Current tax expense                   $131,833     $149,249     $131,574
  Investment tax credit-net               (2,430)      (4,482)      (4,625)
  Deferred tax expense                    (1,575)      (2,833)     (25,095)
                                        --------     --------     --------
     Total Tax Expense                  $127,828     $141,934     $101,854
                                        ========     ========     ========
  Income Before Income Taxes
    and Preferred Dividend              $339,143     $382,602     $283,608
                                        ========     ========     ========
  Expected tax at federal
    statutory rate                      $118,700     $133,911     $ 99,263
  State income tax net of
    federal tax benefit                   17,624       18,943       14,087
  Investment tax credit
    restored                              (4,509)      (4,482)      (4,625)
  Other (no item over
    5% of expected tax)                   (3,987)      (6,438)      (6,871)
                                        --------     --------     --------
     Total Tax Expense                  $127,828     $141,934     $101,854
                                        ========     ========     ========
==============================================================================

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"), requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in WE's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. Following is a summary of deferred income taxes under FAS 109.

==============================================================================
                                                      December 31
                                               1996                 1995
                                             --------             --------
                                                 (Thousands of Dollars)
  Deferred Income Tax Assets
    Decommissioning trust                    $ 41,066             $ 43,759
    Construction advances                      45,906               43,052
    Other                                      63,297               49,770
                                             --------             --------
  Total Deferred Income Tax Assets           $150,269             $136,581
                                             ========             ========
  Deferred Income Tax Liabilities
    Property related                         $480,788             $445,878
    Conservation investments                   16,827               25,775
    Other                                      10,230                8,175
                                             --------             --------
  Total Deferred Income Tax Liabilities      $507,845             $479,828
                                             ========             ========

As detailed in Note A, WE has also recorded deferred regulatory assets and liabilities representing the future expected impact of deferred taxes on utility revenues.

E - Allowance for Funds Used During Construction ("AFUDC")
AFUDC is included in utility plant accounts and represents the cost of borrowed funds used during plant construction and a return on stockholders' capital used for construction purposes. On the income statement, the cost of borrowed funds (before income taxes) is a reduction of interest expense and the return on stockholders' capital is an item of noncash other income.

As approved by the PSCW, AFUDC was capitalized on 50% of construction work in progress ("CWIP") at a rate of 10.17% during 1996. Prior to 1996, utility rates approved by the PSCW provided for a current return on investment for selected long-term projects included in CWIP. AFUDC was capitalized on the remaining CWIP at a rate of 10.83% in 1995 and 1994.


F - Nuclear Operations

Point Beach Nuclear Plant: WE operates two 500 megawatt electric generating units at its Point Beach Nuclear Plant ("Point Beach"). During 1996, Point Beach accounted for 25.4% of WE's net electric generation. The current operating licenses for the two units at Point Beach expire in 2010 and 2013 for Units 1 and 2, respectively.

In May 1996, WE received a written order from the PSCW ("PSCW Order") approving replacement of the Unit 2 steam generators and reaffirming its prior decision approving WE's construction and operation of an Independent Spent Fuel Storage Installation ("ISFSI") for dry storage of spent fuel at Point Beach. In July 1996, the PSCW denied a petition for rehearing filed by intervenors in the proceeding.

Failure by the PSCW to approve the steam generator replacement and reaffirm authorization for the ISFSI would have jeopardized the continued operation of Point Beach. The Unit 2 replacement steam generators were necessary due to the degradation of tubes within the steam generators and will permit operation of Unit 2 at least until its current operating license expires. The steam generator replacement was completed in January 1997. Subject to approval by the United States Nuclear Regulatory Commission ("NRC"), WE expects to restart Unit 2 in the second quarter of 1997. The ISFSI provides interim dry storage of spent fuel from Point Beach until the United States Department of Energy ("DOE") takes ownership of and removes spent fuel under an existing contract mandated by the Nuclear Waste Policy Act of 1982. The ISFSI is necessary because the spent fuel pool inside the plant is nearly full. Construction of the ISFSI was completed in 1995.

In August 1996, a group of intervenors in the PSCW Order proceedings filed in Dane County Circuit Court a petition for judicial review of the PSCW Order. The petition seeks reversal of the PSCW Order and a remand to the PSCW directing it to deny WE's request for authorization to replace the steam generators and to construct the ISFSI, or in the alternative, to correct the alleged errors in the PSCW Order. WE has intervened in the proceeding to vigorously oppose the petition. Final briefs have been filed in the proceeding, and WE is awaiting a decision by the court on the petition.

Two storage casks have been loaded with spent fuel and transferred to the ISFSI. During loading of a third cask in May 1996, hydrogen gas was ignited within the cask. Cask loading has been halted until actions are implemented by WE to prevent recurrence of such an event and until the NRC has reviewed and accepted such actions. WE hopes to receive agreement from the NRC that WE may resume loading of the casks in the summer of 1997.

In December 1996, WE paid the NRC $325,000 in civil penalties for performance deficiencies and violations of NRC requirements in various plant activities. In January 1997, the NRC informed WE of additional potential violations observed during a special inspection that could result in further civil penalties. Also, the NRC sent a letter on January 27, 1997 notifying WE of its assessment that Point Beach has experienced a recent declining trend in performance based upon these inspections and other ongoing regulatory interactions. The NRC issues trend letters to provide an early notification of declining performance and to allow a utility, under the watchfulness of the NRC, to take early corrective actions. The NRC acknowledged in the letter that WE has made improvements in the identification and resolution of specific problems.

In early October 1996, the NRC requested all nuclear reactor licensees in the United States to describe the processes used to ensure the adequacy and integrity of the licensees' design bases for their plants and to ensure the plants continue to be operated and maintained in accordance with the design bases. WE responded to the NRC in February 1997.

Nuclear Fuel: WE has a nuclear fuel leasing arrangement with Wisconsin Electric Fuel Trust ("Trust"), which is treated as a capital lease. The nuclear fuel is leased for a period of 60 months or until the removal of the fuel from the reactor, if earlier. Lease payments include charges for the cost of fuel burned, financing costs and management fees. In the event WE or the Trust terminates the lease, the Trust would recover its unamortized cost of nuclear fuel from WE. Under the lease terms, WE is in effect the ultimate guarantor of the Trust's commercial paper and line of credit borrowings financing the investment in nuclear fuel.

Provided below is a summary of nuclear fuel investment at December 31 and interest expense for the respective years on the nuclear fuel lease.

==============================================================================
                                                1996      1995      1994
                                              --------  --------  --------
                                                 (Thousands of Dollars)
  Nuclear Fuel
    Under capital lease                       $100,952  $ 89,840
    Accumulated provision for amortization     (61,408)  (50,532)
    In process/stock                            35,932    19,952
                                              --------  --------
  Total Nuclear Fuel                          $ 75,476  $ 59,260
                                              ========  ========

  Interest Expense on Nuclear Fuel Lease      $  2,332  $  2,401  $  1,896
==============================================================================

The future minimum lease payments under the capital lease and the present value of the net minimum lease payments as of December 31, 1996 are as follows:

============================================================================
                                                 (Thousands of Dollars)

           1997                                         $ 19,141
           1998                                           15,823
           1999                                            7,011
           2000                                            3,356
           2001                                              418
                                                        --------
     Total Minimum Lease Payments                         45,749
     Less: Interest                                       (2,787)
                                                        --------
     Present Value of Net Minimum Lease Payments        $ 42,962
                                                        ========
==============================================================================

The estimated cost of disposal of spent fuel, based on a contract with the DOE, is included in nuclear fuel expense.

The Energy Policy Act of 1992 establishes a Uranium Enrichment Decontamination and Decommissioning Fund ("D&D Fund") for the DOE's nuclear fuel enrichment facilities. Deposits to the D&D Fund are derived in part from special assessments to utilities. As of December 31, 1996, WE has on its books a remaining estimated liability equal to the projected special assessments of $26.8 million. A corresponding deferred regulatory asset is detailed in Note A.

Effective in 1997, the PSCW has disallowed the recovery of D&D Fund assessments in Wisconsin utility retail rates as a result of a decision by the U.S. Court of Federal Claims in "Yankee Atomic Electric Company v. The United States" ("Yankee Atomic") in which the court ruled that the payments were unlawful. WE has a similar contract with the DOE. The PSCW expects that the DOE will eventually refund the D&D Fund assessments paid by the affected utilities but has stated that it would be appropriate that WE be reimbursed if the Yankee Atomic decision is overturned or modified. The amount of the assessments related to the PSCW rate jurisdiction is approximately 85% of the assessments or $2.6 million in 1997 and will remain as a deferred regulatory asset. The portion of allowable costs will be amortized to nuclear fuel expense and included in utility rates over the next 11 years.

Nuclear Insurance: The Price-Anderson Act ("Act") provides an aggregate limitation of $8.9 billion on public liability claims arising out of a nuclear incident. WE has $200 million of liability insurance from commercial sources. The Act also establishes an industry-wide retrospective rating plan under which nuclear reactor owners could be assessed up to $79.3 million per reactor (WE owns two), but not more than $10 million in any one year for each reactor, in the event of a nuclear incident.

An industry-wide insurance program, with an aggregate limit of $200 million, has been established to cover radiation injury claims of nuclear workers first employed after 1987. If claims in excess of the available funds develop, WE could be assessed a maximum of approximately $3.0 million per reactor.

WE has property damage, decontamination and decommissioning insurance totaling $1.5 billion for loss from damage at Point Beach with Nuclear Mutual Limited ("NML") and Nuclear Electric Insurance Limited ("NEIL"). Under the NML and NEIL policies, WE has a potential maximum retrospective premium liability per loss of $5.4 million and $7.0 million, respectively.
WE also maintains additional insurance with NEIL covering extra expenses of obtaining replacement power during a prolonged accidental outage (in excess of 21 weeks) at Point Beach. This insurance coverage provides weekly indemnities of $3.5 million per unit for outages during the first year, declining to 80% of the amounts during the second and third years. Under the policy, WE's maximum retrospective premium liability is approximately $7.8 million.

It should not be assumed that, in the event of a major nuclear incident, any insurance or statutory limitation of liability would protect WE from material adverse impact.

Nuclear Decommissioning: Subject to resolution of the Point Beach Unit 2 steam generator replacement and ISFSI matters described above, WE expects to operate the two units at Point Beach to the expiration of their current operating licenses. The estimated cost to decommission the plant in 1996 dollars is $379 million based upon a site specific decommissioning cost study completed in 1994. Assuming plant shutdown at the expiration of the current operating licenses, prompt dismantlement and annual escalation of costs at specific inflation factors established by the PSCW, it is projected that approximately $1.7 billion will be spent over a twenty-year period, beginning in 2010, to decommission the plant.

Nuclear decommissioning costs are accrued as depreciation expense over the expected service lives of the two units following an external sinking fund method. In 1996, WE increased its funding levels based on a site specific estimate as required by the PSCW. It is expected that the annual payments to the Nuclear Decommissioning Trust Fund ("Fund") along with the earnings on the Fund will provide sufficient funds at the time of decommissioning. WE believes it is probable that any shortfall in funding would be recoverable in utility rates.

As required by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, WE's debt and equity security investments in the Fund are classified as available for sale. Gains and losses on the Fund were determined on the basis of specific identification; net unrealized holding gains on the Fund were recorded as part of accumulated provision for depreciation.

Following is a summary of decommissioning costs and earnings charged to depreciation expense and the Fund balance included in accumulated provision for depreciation at December 31. The Fund balance is stated at fair value.

==============================================================================
                                                1996      1995      1994
                                              --------  --------  --------
                                                 (Thousands of Dollars)

  Decommissioning costs                       $ 15,418  $  3,456  $  3,456
  Earnings                                      10,891     7,405     6,682
                                              --------  --------  --------
     Depreciation Expense                     $ 26,309  $ 10,861  $ 10,138
                                              ========  ========  ========

  Total costs accrued to date                 $261,729  $235,420
  Unrealized gain                               60,356    39,705
                                              --------  --------
     Accumulated Provision for Depreciation   $322,085  $275,125
                                              ========  ========
==============================================================================


G - Preferred Stock

Serial Preferred Stock authorized but unissued is cumulative, $25 par value, 5,000,000 shares.

In the event of default in the payment of preferred dividends, no dividends or other distributions may be paid on WE's common stock.

The 3.60% Series Preferred Stock is redeemable in whole or in part at the option of WE at $101 per share plus any accrued dividends.

In 1994, WE called for redemption all of its 52,500 outstanding shares of 6.75% Series Preferred Stock at a redemption price of par.


H - Long-Term Debt

The maturities and sinking fund requirements through 2001 for the aggregate amount of long-term debt outstanding (excluding obligations under capital lease, see Note F) at December 31, 1996 are shown below.

==============================================================================
                                                 (Thousands of Dollars)

               1997                                     $166,905
               1998                                       61,905
               1999                                       92,905
               2000                                        1,905
               2001                                        1,905
==============================================================================

Sinking fund requirements for the years 1997 through 2001, included in the table above, are $9.5 million. Substantially all utility plant is subject to the applicable mortgage.

Long-term debt premium or discount and expense of issuance are amortized by the straight line method over the lives of the debt issues and included as interest expense. Unamortized amounts pertaining to reacquired debt are written off currently, when acquired for sinking fund purposes, or amortized in accordance with PSCW orders, when acquired for early retirement.

The fair value of WE's long-term debt was $1.6 billion and $1.5 billion at December 31, 1996 and 1995, respectively. The fair value of the first mortgage bonds and debentures is estimated based upon the market value of the same or similar issues. Book value approximates fair value for WE's unsecured notes. The fair value of WE's obligations under capital lease is the market value of the Trust's commercial paper.

In September and October 1995, WE issued $98.35 million of unsecured variable rate promissory notes maturing between March 1, 2006 and September 1, 2030. These notes were issued as a revenue and collateral source for an equal principal amount of tax exempt Refunding Revenue Bonds issued on WE's behalf to refund $98.35 million of previously issued tax exempt bonds called for optional redemption that were secured by WE's First Mortgage Bonds.

In November 1996, WE issued $200 million of 6 5/8% unsecured debentures due 2006. In December 1995, WE issued $100 million of unsecured One Hundred Year 6 7/8% Debentures due 2095. Proceeds from both issues were added to WE's general funds and were applied to the repayment of short-term borrowings.

In December 1996, WE issued a promissory note in the amount of $12.05 million due 2006. The note was issued as part of the transaction to acquire the steam facilities from Milwaukee County. The note has been discounted to reflect the difference between the effective interest rate of 6.36% and the stated rate of 1.93%. This discount will be amortized over the life of the notes using the effective interest method.

At December 31, 1996, the interest rate for the $67 million variable rate note due 2016 was 4.15% and the interest rate for the $98.35 million variable rate notes due 2006-2030 was 4.20%.


I - Notes Payable

Short-term notes payable balances and their corresponding weighted average interest rates at December 31 consist of:

==============================================================================
                                  1996                        1995
                          --------------------       ----------------------
                                      Interest                     Interest
                          Balance       Rate         Balance         Rate
                          --------    --------       --------      --------
                                       (Thousands of Dollars)

  Banks                   $ 10,495     5.80%         $100,885       5.78%
  Commercial paper          34,895     5.59%           49,809       5.88%
                          --------                   --------
                          $ 45,390                   $150,694
                          ========                   ========
==============================================================================

Unused lines of credit for short-term borrowing amounted to $99.3 million at December 31, 1996. In support of various informal lines of credit from banks, WE has agreed to maintain unrestricted compensating balances or to pay commitment fees; neither the compensating balances nor the commitment fees are significant.


J - Pension Plans

Prior to 1996, WE had several defined benefit noncontributory pension plans covering all eligible employees. Pension benefits were based on years of service and the employee's compensation. Effective January 1, 1996, plans covering all employees were converted to a single defined benefit noncontributory cash balance plan. Under the cash balance plan, pension benefits are determined by a combination of annual plan wages, a credit based upon WE's annual financial performance and individual account-based interest credits. Lump sum payout at termination of employment or retirement is available. Each employee's opening account balance was based on accrued pension benefits as of December 31, 1994 and converted to a lump-sum amount determined under the prior plan's provisions. The lump-sum amount was credited for an additional transition credit based on age and years of service. The cash balance plan includes a grandfather clause, where employees who retire during the 15 years following January 1, 1996 receive the greater of pension benefits calculated under their original pension plan or under the cash balance plan.

The majority of the plans' assets are equity securities; other assets include corporate and government bonds and real estate. The plans are funded to meet the requirements of the Employee Retirement Income Security Act of 1974.

In the opinion of WE, current pension trust assets and amounts which are expected to be paid to the trusts in the future will be adequate to meet future pension payment obligations to current and future retirees.

==============================================================================
Pension Cost calculated per FAS 87*             1996       1995       1994
----------------------------------            --------   --------   --------
                                                  (Thousands of Dollars)
Components of Net Periodic Pension Cost,
 Year Ended December 31
  Cost of pension benefits earned by
   employees                                  $  9,912   $  8,985   $ 10,933
  Interest cost on projected benefit
   obligation                                   41,454     41,586     38,736
  Actual (return) loss on plan assets          (85,141)  (136,243)     7,634
  Net amortization and deferral                 34,600     88,493    (52,180)
                                              --------   --------   --------
Total pension cost calculated
under FAS 87                                  $    825   $  2,821   $  5,123
                                              ========   ========   ========
Actuarial Present Value of Accumulated
 Benefit Obligation, at December 31
  Vested benefits-employees' right to
   receive benefit no longer contingent
   upon continued employment                  $560,801   $543,371
  Nonvested benefits-employees' right to
   receive benefit contingent upon
   continued employment                         14,741     12,651
                                              --------   --------
Total obligation                              $575,542   $556,022
                                              ========   ========
Funded Status of Plans: Pension Assets and
 Obligations at December 31
  Pension assets at fair market value         $687,482   $637,529
  Projected benefit obligation
   at present value                           (601,213)  (584,785)
  Unrecognized transition asset                (19,566)   (22,034)
  Unrecognized prior service cost               36,027     23,194
  Unrecognized net gain                        (96,344)   (54,780)
                                              --------   --------
Projected status of plans                     $  6,386   $   (876)
                                              ========   ========
Rates used for calculations (%)
  Discount rate-interest rate used to
   adjust for the time value of money            7.75       7.25       8.25
  Assumed rate of increase in
   compensation levels                           4.75 to    4.75       5.0
                                                 5.0
  Expected long-term rate of return
   on pension assets                             9.0        9.0        9.0
==============================================================================

* Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions ("FAS 87").


K - Benefits Other Than Pensions

Postretirement Benefits: Effective in 1993, WE adopted prospectively Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("FAS 106"), and elected the 20 year option for amortization of the previously unrecognized accumulated postretirement benefit obligation.

WE sponsors defined benefit postretirement plans that cover both salaried and nonsalaried employees who retire at age 55 or older with at least 10 years of service. The postretirement medical plan provides coverage to retirees and their dependents. Retirees contribute to the medical plan. The group life insurance benefit is reduced upon retirement.

Employees' Benefit Trusts ("Benefit Trusts") are used to fund a major portion of postretirement benefits. The funding policy for the Benefit Trusts is to maximize tax deductibility. The majority of the Benefit Trusts' assets are mutual funds.

==============================================================================
Postretirement Benefit Cost
 calculated per FAS 106                         1996       1995       1994
-------------------------------------------   --------   --------   --------
                                                  (Thousands of Dollars)
Components of Net Periodic Postretirement
 Benefit Cost, Year Ended December 31
  Cost of postretirement benefits
   earned by employees                        $  2,436   $  2,276   $  2,653
  Interest cost on projected
   benefit obligation                           10,456     10,458     10,148
  Actual return on plan assets                  (5,938)   (12,598)    (3,893)
  Net amortization and deferral                  6,745     13,951      5,648
                                              --------   --------   --------
Total postretirement benefit cost
  calculated under FAS 106                    $ 13,699   $ 14,087   $ 14,556
                                              ========   ========   ========
Funded Status of Plans: Postretirement
 Obligations and Assets at December 31
  Accumulated Postretirement Benefit
  Obligation at December 31
   Retirees                                   $(92,417)  $(92,746)
   Fully eligible active plan participants      (9,938)   (10,304)
   Other active plan participants              (40,428)   (41,732)
                                              --------   --------
  Total obligation                            (142,783)  (144,782)
  Postretirement assets at
   fair market value                            49,424     45,086
                                              --------   --------
  Accumulated postretirement benefit
   obligation in excess of plan assets         (93,359)   (99,696)
  Unrecognized transition obligation            78,239     83,268
  Unrecognized prior service cost               (1,038)    (1,279)
  Unrecognized net gain                        (14,583)    (6,102)
                                              --------   --------
Accrued Postretirement Benefit Obligation     $(30,741)  $(23,809)
                                              ========   ========
Rates used for calculations (%)
  Discount rate-interest rate used to
   adjust for the time value of money             7.75       7.25       8.25
  Assumed rate of increase in
   compensation levels                            4.75 to    4.75       5.0
                                                  5.0
  Expected long-term rate of return
   on postretirement assets                       9.0        9.0        9.0
  Health care cost trend rate                    10.0 declining to
                                                  5.0 in year 2002
==============================================================================

Changes in health care cost trend rates will affect the amounts reported. For example, a 1% increase in rates would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $8.4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $1 million.

Revitalization: In the first quarter of 1994, WE recorded a $73.9 million charge related to its revitalization program. This charge included $37.5 million for Early Retirement Incentive Packages ("ERIP") and $25 million for Severance Packages ("SP"). These plans were used to reduce employee staffing levels. ERIP provided for a monthly income supplement ("ERIP Supplement"), medical benefits and waiver of an early retirement pension reduction. The SP included a severance payment, medical/dental insurance, outplacement services, personal financial planning and tuition support. Availability of these plans to various bargaining units was based upon agreements made between WE and the bargaining units. These plans were available to most management employees but not to elected officers.

Under ERIP, 403 employees elected to retire in 1994. Under SP, 651 and 75 employees enrolled in 1994 and 1995, respectively. ERIP Supplement costs are paid from pension plan trusts and medical/dental benefits from employee benefit trusts. Remaining ERIP and SP costs are paid from general corporate funds. The ultimate timing of cash flows for ERIP Supplement costs depends upon the funding limitations of WE's pension plans. With the exception of ERIP Supplement costs, approximately $35.8 million have been paid against the revitalization liability through December 31, 1996 and no liability remains outstanding at December 31, 1996.


L - Information By Segments of Business

WE is a public utility incorporated in the State of Wisconsin. WE's principal business segments include electric, gas and steam utility operations. The electric utility generates, transmits, distributes and sells electric energy in southeastern (including metropolitan Milwaukee), east central and northern Wisconsin and in the Upper Peninsula of Michigan. The gas utility purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in three service areas in southeastern, east central and western Wisconsin that are largely within the electric service area. The steam utility produces, distributes and sells steam to space heating and processing customers in the Milwaukee area. The following summarizes the business segments of WE.

==============================================================================
Year ended December 31                       1996        1995        1994
----------------------                    ----------  ----------  ----------
                                                (Thousands of Dollars)
Electric Operations
  Operating revenues                      $1,393,270  $1,437,480  $1,403,562
  Operating income before income taxes       380,376     419,271     329,216
  Depreciation                               183,159     164,789     159,414
  Construction expenditures                  272,838     223,723     244,718

Gas Operations
  Operating revenues                         364,875     318,262     324,349
  Operating income before income taxes        47,720      47,022      30,993
  Depreciation                                18,246      17,722      16,856
  Construction expenditures                   22,851      24,851      25,481

Steam Operations
  Operating revenues                          15,675      14,742      14,281
  Operating income before income taxes         4,375       3,757       2,825
  Depreciation                                 1,391       1,365       1,344
  Construction expenditures                   21,651         206       1,213

Total
  Operating revenues                       1,773,820   1,770,484   1,742,192
  Operating income before income taxes       432,471     470,050     363,034
  Depreciation                               202,796     183,876     177,614
  Construction expenditures
    (including non-utility)                  319,832     248,867     271,448

At December 31
--------------
Net Identifiable Assets *
  Electric                                $3,646,997  $3,449,822  $3,411,512
  Gas                                        400,582     376,536     357,242
  Steam                                       46,499      25,214      25,315
  Non-utility                                  9,199       5,235       2,779
                                          ----------  ----------  ----------
Total Identifiable Assets                  4,103,277   3,856,807   3,796,848
  Other corporate assets **                  403,883     462,117     405,345
                                          ----------  ----------  ----------
Total Assets                              $4,507,160  $4,318,924  $4,202,193
                                          ==========  ==========  ==========
==============================================================================

 *  Prior years restated to reflect change in presentation.
 ** Primarily includes other property and investments, materials and supplies and deferred charges and other assets.


M - Commitments and Contingencies

Purchase Power Commitment: To meet a portion of WE's anticipated increase in future system energy supply needs, WE has entered into a 25 year power purchase contract with an unaffiliated independent power producer, LSP-Whitewater L.P. ("LS Power"). The contract is contingent upon the generating facility achieving commercial operation. Plant construction is currently on schedule to meet the planned start-up date of June 1, 1997. The contract includes no minimum take provisions for energy. WE's estimated unconditional obligations under the terms of the contract at December 31, 1996 are:

============================================================================
                                            (Thousands of Dollars)

                1997                               $ 17,000
                1998                                 30,000
                1999                                 31,000
                2000                                 32,000
                2001                                 33,000
          Later Years                               815,000
                                                   --------
          Total Minimum Obligations                 958,000
          Less: Interest                           (569,000)
                                                   --------
          Total at Present Value                   $389,000
                                                   ========
==============================================================================

Kimberly Cogeneration Facility: In 1993, a competitive bidding process conducted by the PSCW resulted in selection of a proposal submitted by LS Power to construct the generating facility discussed in Purchase Power Commitment above. Prior to the 1993 selection of the LS Power generating facility by the PSCW, WE had proposed to construct its own 220 megawatt cogeneration facility in Kimberly, Wisconsin, which was intended to provide process steam to Repap Wisconsin, Inc. ("Repap") starting in mid-1994. In its order, the PSCW selected the WE project as the second place conditional project if the LS Power project did not proceed. At December 31, 1996, a net investment of approximately $65.6 million remains in Other Deferred Charges and Other Assets for the Kimberly Cogeneration Facility equipment (the "Equipment"). This balance represents costs associated with the procurement of three combustion turbines, one steam turbine and three heat recovery boilers that were acquired in order to achieve the in-service dates as agreed to in a steam service contract with Repap.

WE is continuing to review other options for use or sale of the Equipment, which is a technology of natural gas-fired combined cycle generation equipment that is marketed worldwide. WE is investigating opportunities to sell the Equipment or to use it in another power project and is currently negotiating a power project involving the Equipment. At this time, WE does not believe that disposition of the Equipment will have a material adverse effect on its financial condition. However, there is a possibility that WE may need to recognize an impairment of the Equipment in the future should the project noted above not occur and should no other viable sales opportunities and/or power projects involving the Equipment be identified.

Manufactured Gas Plant Sites: WE continues a voluntary program to investigate the remediation of a number of former manufactured gas plant ("MGP") sites. Approximately $1.7 million has been expended through December 31, 1996 for such activities. Future remediation costs to be incurred through the year 2001 have been estimated to be $12 million, but the actual costs are uncertain pending the result of further site specific investigation and the selection of site specific remediation. In its February 13, 1997 rate order, the PSCW amplified its position on the recovery of MGP remediation costs. It reiterated its position that such costs should be deferred and amortized and recovered, without carrying costs, in future rate cases. Since the timing and recovery of MGP remediation costs will be affected by the biennial rate case cycle and WE's proposed merger related rate freeze, the timing and magnitude of remediation expenditures, and their recovery during the period to 2001, may be affected.

N - Transactions with Associated Companies

Managerial, financial, accounting, legal, data processing and other services may be rendered between associated companies and are billed in accordance with service agreements approved by the PSCW. WE received from WEC stockholder capital contributions of $30 million in 1995 and 1994, respectively.

Plans for the construction and financing of future additions to utility plant can be found elsewhere in this report in MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - "LIQUIDITY AND CAPITAL RESOURCES - Capital Requirements 1997-2001."


                                   DIRECTORS

The information under "Election of Directors" in Wisconsin Electric's definitive Information Statement dated April 3, 1997, attached hereto, is incorporated herein by reference.

                              EXECUTIVE OFFICERS

(Figures in parenthesis indicate age and years of service with Wisconsin Electric Power Company as of December 31, 1996)

Richard A. Abdoo (52;21):
Chairman of the Board
and Chief Executive Officer

Richard R. Grigg (48;26):
President, Chief Operating Officer
and Chief Nuclear Officer

David K. Porter (53;27):
Senior Vice President

Calvin H. Baker (53;5):
Vice President-Finance
and Chief Financial Officer

Ann Marie Brady (44;8):
Corporate Secretary
and Vice President-External Affairs

Francis Brzezinski (45;7):
Vice President-
Business Development

Charles T. Govin, Jr. (50;18):
Vice President - Electric & Gas Operations

Kristine M. Krause (42;18):
Vice President - Fossil Operations

Kristine A. Rappe (40;14):
Vice President - Customer Services

Anne K. Klisurich (49;24):
Controller

Price Waterhouse LLP


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and the
  Stockholder of Wisconsin Electric Power Company
In our opinion, the accompanying balance sheet and capitalization statement and the related statements of income,of common stock equity and of cash flows present fairly, in all material respects, the financial position of Wisconsin Electric Power Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






/s/Price Waterhouse LLP

January 29, 1997